Exhibit 2.1

*THE COMPANY HAS REQUESTED AN ORDER FROM THE SECURITIES AND EXCHANGE COMMISSION (THE “COMMISSION”) PURSUANT TO RULE 24B-2 OF THE SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, GRANTING CONFIDENTIAL TREATMENT TO SELECTED PORTIONS. ACCORDINGLY, THE CONFIDENTIAL PORTIONS HAVE BEEN OMITTED FROM THIS EXHIBIT AND HAVE BEEN FILED SEPARATELY WITH THE COMMISSION. OMITTED PORTIONS ARE INDICATED BY “[REDACTED]”.

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER,

dated as of May 7, 2012,

among

KEYSTONE MIDSTREAM SERVICES, LLC,

as the Company,

R.E. GAS DEVELOPMENT, LLC,

STONEHENGE ENERGY RESOURCES, L.P., and

SUMMIT DISCOVERY RESOURCES II, LLC,

as the Holders,

MARKWEST LIBERTY MIDSTREAM & RESOURCES, L.L.C.,

as the Parent,

MARKWEST LIBERTY BLUESTONE, L.L.C.,

as Merger Subsidiary

and

THE HOLDER REPRESENTATIVE

(as defined herein)

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of May 7, 2012 (this “Agreement”), is entered into by and among KEYSTONE MIDSTREAM SERVICES, LLC, a Delaware limited liability company (the “Company”), R.E. GAS DEVELOPMENT, LLC, a Delaware limited liability company (“Rex”), STONEHENGE ENERGY RESOURCES, L.P., a Delaware limited partnership (“Stonehenge”), and SUMMIT DISCOVERY RESOURCES II, LLC, a Delaware limited liability company (“Summit,” and together with Rex and Stonehenge, the “Holders”), MARKWEST LIBERTY MIDSTREAM & RESOURCES, L.L.C., a Delaware limited liability company (“Parent”), MARKWEST LIBERTY BLUESTONE, L.L.C., a Delaware limited liability company (“Merger Subsidiary”), and KMS SHAREHOLDER REPRESENTATIVE, LLC, a Delaware limited liability company, in its capacity as Holder Representative (as hereinafter defined).

WHEREAS, the Holders own all of the outstanding limited liability company interests in the Company (the “Membership Interests”);

WHEREAS, the Company is engaged in the business of gathering and processing natural gas in southwestern Pennsylvania;

WHEREAS, the Parent or one or more of its subsidiaries or affiliates are engaged in the business of gathering and processing natural gas and are familiar with the risks and benefits associated with businesses such as those conducted by the Company;

WHEREAS, the Parent has conducted a due diligence review and examination of the businesses, operations, prospects, properties, assets, liabilities, financial condition and results of operations of the Company;

WHEREAS, the Holders (i) have determined to effect the merger (the “Merger”) of the Company with and into the Merger Subsidiary, upon the terms and subject to the conditions set forth herein; and (ii) are approving as of the date hereof this Agreement and the transactions contemplated herein, including the Merger, in accordance with the Delaware Limited Liability Company Act (the “Act”) and the Limited Liability Company Agreement of the Company;

WHEREAS, the Parent owns all outstanding limited liability company interests in the Merger Subsidiary;

WHEREAS, the board of managers of Parent and MarkWest Liberty Gas Gathering, L.L.C., as the sole member of Parent, and the Parent, as the sole member of Merger Subsidiary, have approved this Agreement and have determined that it is advisable and in the best interests of Parent to effect the Merger, upon the terms and subject to the conditions set forth herein; and

WHEREAS, capitalized terms used herein without definition have the respective meanings set forth in Article XIII;

NOW, THEREFORE, in consideration of the premises, the terms and provisions set forth herein, the mutual benefits to be gained by the performance thereof and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

SECTION 1.1. The Merger. Upon the terms and subject to the conditions set forth herein, and in accordance with the Act, at the Effective Time, the Company shall be merged with and into Merger Subsidiary, and the separate existence of the Company shall thereupon cease. Merger Subsidiary shall be the surviving entity (the “Surviving Entity”) in the Merger and shall continue its existence under the laws of the State of Delaware. All references herein to the Company in respect of actions or omissions to occur after the Effective Time shall be deemed to refer to the Surviving Entity.

SECTION 1.2. Effective Time. The Merger shall be effected through the filing of a certificate of merger (the “Certificate of Merger”), in substantially the form of Exhibit A hereto, with the Secretary of State of the State of Delaware as provided in the Act. The Merger shall be effective upon the later of (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware or (ii) at such later time as may be specified in the Certificate of Merger in accordance with applicable law (the “Effective Time”).

SECTION 1.3. Effects of the Merger. The Merger shall have the effects set forth in the Act.

SECTION 1.4. Organizational Documents. As of the Effective Time, the limited liability company agreement of the Surviving Entity (the “Surviving Entity LLC Agreement”) shall be amended and restated so that it is in the form agreed to by the parties on or prior to the date hereof.

SECTION 1.5. Conversion. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the Holders:

(a) Each Holder’s Membership Interest outstanding immediately prior to the Effective Time shall be converted automatically into and shall represent the right to receive (i) cash in an amount equal to the product of (x) the Initial Merger Consideration and (y) such Holder’s Sharing Ratio and (ii) the portion of any cash amounts to be distributed in respect of such Membership Interest pursuant to Sections 2.4(a)(i) or 2.4(b)(i), if any, or the Escrow Agreement as specified in Section 14.1, and, as of the Effective Time, all such Membership Interests shall no longer be outstanding and shall automatically be canceled and retired and cease to exist; and

(b) All membership interests of the Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become the membership interests in the Surviving Entity shown as owned by the Parent in the Surviving Entity LLC Agreement (which will constitute all outstanding membership interests in the Surviving Entity as of the Effective Time).

ARTICLE II

MERGER CONSIDERATION

SECTION 2.1. Merger Consideration.

(a) At the Closing, the Parent shall pay to the Holders an aggregate amount in cash equal to $512,000,000 (“Base Consideration”), as such amount is increased or decreased (as the case may be) pursuant to Section 2.2(b), plus the amount of Estimated Closing Cash and minus the amount of Closing Indebtedness (the “Initial Merger Consideration”).

(b) The final merger consideration to be paid by the Parent shall be the Initial Merger Consideration, as such amount is increased or decreased (as the case may be) to reflect the payment of the Final Adjustment Amount pursuant to Section 2.4 (the “Merger Consideration”).

SECTION 2.2. Initial Adjustment.

(a) No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to the Parent a certificate of the Manager of the Company (or an authorized officer whose responsibilities relate to the preparation of financial statements of the Company) (the “Initial Closing Certificate”) setting forth (i) an estimated balance sheet of the Company as of the Closing Calculation Date, prepared in accordance with GAAP applied on a basis consistent with past practice and the principles used in the preparation of the Latest Balance Sheet, (ii) an estimated calculation of Net Working Capital prepared in accordance with the definition of Net Working Capital (the “Estimated Working Capital”), (iii) the estimated amount of Closing Cash (the “Estimated Closing Cash”) and (iv) the estimated amount of Closing Indebtedness. In the event that Parent disagrees with any amounts set forth in the Initial Closing Certificate, the parties shall work together in good faith to resolve any such disputes, and any changes to the amounts set forth in the Initial Closing Certificate agreed upon in writing by the Company and the Parent shall be substituted for the amounts set forth in the Initial Closing Certificate. If such dispute is not resolved prior to Closing, then the amounts set forth in the Initial Closing Certificate shall be binding for purposes of the Closing.

(b) If the Estimated Working Capital is:

(i) greater than the Target Working Capital, then an amount equal to (x) the Estimated Working Capital minus (y) the Target Working Capital will be added to the Base Consideration; and

(ii) less than the Target Working Capital, then an amount equal to (x) the Target Working Capital minus (y) the Estimated Working Capital will be subtracted from the Base Consideration.

SECTION 2.3. Final Balance Sheet and Final Working Capital. No later than 60 days after the Closing Date, the Parent shall deliver to the Holder Representative a certificate of the chief financial officer of Parent (the “Final CFO Certificate”) setting forth (i) a balance sheet of the Company as of the Closing Calculation Date (the “Final Balance Sheet”), prepared in accordance with GAAP applied on a basis consistent with past practice and the principles used in the preparation of the Latest Balance Sheet, (ii) the proposed calculation of Final Working Capital prepared in accordance with the definition of Net Working Capital and (iii) the proposed calculation of Final Closing Cash prepared in accordance with the definition of Closing Cash. From and after the Closing Date, the Parent and the Company shall give the Holder Representative access during normal business hours to the books and records, the accounting and other appropriate personnel and the independent accountants of the Company in order to enable the Holder Representative to obtain information relating to the preparation or review of the Final Balance Sheet or the calculation of Final Working Capital or Final Closing Cash.

SECTION 2.4. Post-Closing Adjustment. No later than five days after a binding determination of Final Working Capital and Final Closing Cash has been made in accordance with Section 2.5:

(a) The parties shall make the applicable payment specified below with respect to Net Working Capital:

(i) If Final Working Capital is greater than Estimated Working Capital, the Parent shall make a payment equal to such excess in immediately available funds to such account or accounts as is designated in writing by the Holder Representative.

(ii) If Estimated Working Capital is greater than Final Working Capital, each Holder shall make a payment in an amount equal to (x) such excess multiplied by (y) such Holder’s Sharing Ratio, in immediately available funds to such account or accounts as is designated in writing by the Parent.

(b) The parties shall make the applicable payment specified below with respect to Closing Cash:

(i) If Final Closing Cash is greater than Estimated Closing Cash, the Parent shall make a payment equal to such excess in immediately available funds to such account or accounts as is designated in writing by the Holder Representative.

(ii) If Estimated Closing Cash is greater than Final Closing Cash, each Holder shall make a payment in an amount equal to (x) such excess multiplied by (y) such Holder’s Sharing Ratio, in immediately available funds to such account or accounts as is designated in writing by the Parent.

(c) In satisfying the payments as described above in paragraphs (a) and (b) above, all amounts due and owing shall be netted so that only one aggregate payment is made pursuant to this Section 2.4, which is referred to herein as the “Final Adjustment Amount.” If Final Working Capital equals Estimated Working Capital and Final Closing Cash equals Estimated Closing Cash, no Final Adjustment Amount will be paid.

SECTION 2.5. Dispute Resolution.

(a) The Holder Representative shall be entitled to dispute the calculation of the Final Working Capital or Final Closing Cash set forth in the Final CFO Certificate if it delivers a written notice (an “Objection Notice”) to the Parent within 45 days after receipt of the Final Balance Sheet and Final CFO Certificate in which it objects to the calculation by the Parent of the Final Working Capital or Final Closing Cash (the date upon which the Holder Representative delivers an Objection Notice to the Parent being hereinafter referred to as the “Objection Date”). The Objection Notice shall contain any changes that the Holder Representative proposes to be made to the Final CFO Certificate, to the extent such changes are reasonably determinable based on information to which the Holder Representative has been granted actual access to pursuant to Section 2.3.

(b) If the Holder Representative delivers an Objection Notice to the Parent within the time period specified in paragraph (a) above, the Parent and the Holder Representative shall attempt in good faith to agree upon the amount of the Final Adjustment Amount during the period commencing on the Objection Date and ending 30 days thereafter (the “Negotiation Period”).

(c) If the Parent and the Holder Representative agree in writing prior to the expiration of the Negotiation Period on the amount of the Final Adjustment Amount (whether such amount is the same as or different from the amount calculated based upon the Final CFO Certificate), the payment provided for in Section 2.4 shall be based upon the agreed upon amount.

(d) If the Parent and the Holder Representative do not agree in writing prior to the expiration of the Negotiation Period on the amount of the Final Adjustment Amount, each party shall submit a statement containing its calculation of the items in dispute (each, an “Arbiter Objection Statement”), which shall include only those items set forth in the Objection Notice that remain in dispute following the expiration of the Negotiation Period and any such other items that the parties mutually agree in writing to include therein, to Ernst & Young Global Limited, or, if such firm declines to serve as accounting arbiter or the parties agree in writing not to engage such firm, such other firm of independent public accountants mutually agreed upon by the Parent and the Holder Representative (in either case, the “Final Arbiter”), which firm shall make a final and binding determination as to all matters in dispute relating to the calculation of the amount of the Final Adjustment Amount as promptly as practicable after its appointment. In determining the proper amount of the Final Adjustment, the Final Arbiter shall be bound by the terms of this Section 2.5(d) and may not increase the amount of any item in dispute above the highest amount set forth in the Arbiter Objection Statements nor below the lowest amount set forth in the Arbiter Objection Statements. The Final Arbiter shall send its written determination of Final Working Capital and Final Closing Cash to the Parent and the Holder Representative,

together with a calculation of the Final Adjustment Amount that results from such determination, and such determination and calculation shall be binding on the parties, absent fraud or manifest error. The fees and expenses of the Final Arbiter shall be borne equally, with one-half being paid by the Parent and one-half being paid by the Holders, severally (in proportion to their Sharing Ratios) and not jointly. The Final Arbiter may not award damages, interest or penalties to any party with respect to any matter.

SECTION 2.6. Escrow. At Closing, the Parent shall deposit the Escrow Amount in an account (the “Escrow Account”) to be established by Parent and the Holder Representative with the Escrow Agent pursuant to the terms of an escrow agreement substantially in the form agreed to by the parties on or prior to the date hereof (the “Escrow Agreement”). The Escrow Account shall be administered in accordance with the terms and provisions of the Escrow Agreement.

ARTICLE III

CLOSING

SECTION 3.1. Closing. Upon the terms and subject to the conditions contained herein, the closing of the Merger pursuant to this Agreement (the “Closing”) shall take place at the offices of the Company, 11400 Westmoor Circle, Westminster, Colorado, 80021 at 9:00 a.m., Westminster, Colorado time, on the earlier of (i) May 31, 2012 or (ii) 10 days after the expiration or termination of the “waiting period” or any extension thereof under the HSR Act applicable to the Merger (provided that, if the conditions to the obligations of the parties to consummate the transactions contemplated by this Agreement set forth in Articles IX and X are not satisfied or waived on such date, the Closing shall take place as soon as practicable after the satisfaction or waiver of such conditions (but in no event more than two Business Days thereafter)), or at such other time and date as the parties may agree (the “Closing Date”).

SECTION 3.2. Deliveries by the Company. At the Closing, the Company shall deliver, or shall cause to be delivered, to the Parent each of the following:

(a) a payoff letter, release, and lien discharge issued by U.S. Bank, setting forth the amount of all Closing Indebtedness and evidencing the release of all Liens on the Company’s assets securing such Closing Indebtedness;

(b) a certificate complying with Treas. Reg. § 1.1445-2(b)(2) which evidences the non-foreign status of the Company and each Holder within the meaning of such Treasury Regulation;

(c) a certificate of the Company to the effect set forth in Sections 9.1 and 9.2, dated the Closing Date and signed on behalf of the Company by a duly authorized person;

(d) a certificate, duly executed by the Manager of the Company, dated the Closing Date, to the effect that (i) the resolutions adopted by the Manager of the Company and each Member of the Company authorizing this Agreement and the transactions contemplated hereby, including the Merger, were duly and unanimously adopted at a meeting that was duly called and held, at which a quorum was present and acting throughout, or by unanimous written consent, and such resolutions remain in full force and effect, and have not been amended, rescinded or modified, and (ii) the authorized representative of the Company executing this Agreement and the other documents, agreements and instruments to be executed and delivered by the Company pursuant to this Agreement is duly authorized to execute the same;

(e) a counterpart of the Escrow Agreement, duly executed by the Holder Representative;

(f) a counterpart of the GPA Amendment, duly executed by the Company, Summit and Rex, with Sumitomo Corporation and Rex Energy Corporation, a Delaware corporation (for the limited purpose specifically set forth in the GPA Amendment);

(g) the Termination and Release, duly executed by the Company and each Holder; and

(h) a certificate from the Secretary of State of the State of Delaware with respect to the existence and good standing of the Company and each Holder.

SECTION 3.3. Deliveries by the Parent. At the Closing, the Parent shall deliver, or shall cause to be delivered, to the Company and the Holders or, if indicated below, to or for the account of the Holders, the Escrow Agent, or U.S. Bank, each of the following:

(a) to the Holders, the Initial Merger Consideration, less the Escrow Amount, by wire transfer of immediately available funds to such accounts as the Holder Representative shall have specified to the Parent at least 24 hours prior to the Closing;

(b) to the Escrow Agent, the Escrow Amount, by wire transfer of immediately available funds to such account as is specified in the Escrow Agreement;

(c) to U.S. Bank, the amount of the Closing Indebtedness, by wire transfer of immediately available funds to such account as U.S. Bank shall have specified to the Parent at least 24 hours prior to the Closing;

(d) the Surviving Entity LLC Agreement executed by a duly authorized officer of the Parent;

(e) a certificate to the effect set forth in Sections 10.1 and 10.2 hereof, dated the Closing Date and signed on behalf of the Parent and Merger Subsidiary by its duly authorized officers;

(f) certificates, duly executed by the respective authorized officer of Parent and Merger Subsidiary, dated the Closing Date, to the effect that (i) the respective resolutions adopted by the board of managers and sole member of the Parent and the sole member of Merger Subsidiary authorizing this Agreement and the transactions contemplated hereby, including the Merger, were duly adopted at meeting that was duly called and held, at which a quorum was present and acting throughout, or by unanimous written consent, and such resolutions remain in full force and effect, and have not been amended, rescinded or modified and (ii) the respective officers of Parent and Merger Subsidiary executing this Agreement and the other documents, agreements and instruments to be executed and delivered by Parent and Merger Subsidiary pursuant to this Agreement are duly authorized to execute the same;

(g) a certificate from the Secretary of State of the State of Delaware with respect to the existence and good standing of the Parent and Merger Subsidiary; and

(h) a counterpart of the Escrow Agreement, duly executed by the Parent.

SECTION 3.4. Filing of Certificate of Merger. In connection with the consummation of the Closing, the appropriate officers of the Merger Subsidiary shall file the Certificate of Merger with the Secretary of State of the State of Delaware to effectuate the Merger on the Closing Date.

SECTION 3.5. Proceedings at Closing. All proceedings to be taken and all documents to be executed and delivered by the parties at the Closing shall be deemed to have been taken and executed and delivered simultaneously, and no proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES

OF HOLDERS

Each of the Holders, severally and not jointly, hereby represents and warrants as to itself only to the Parent and Merger Subsidiary that, on and as of the date of this Agreement, except as set forth in the Disclosure Schedule delivered to the Parent and Merger Subsidiary by such Holder (each, a “Holder Disclosure Schedule”):

SECTION 4.1. Organization; Power and Authority. Such Holder is a limited partnership or a limited liability company, as applicable, duly organized, validly existing and in good standing under the laws of the state of its organization. Such Holder has all requisite limited partnership or limited liability company power and authority, as applicable, to own the Membership Interests.

SECTION 4.2. Authorization; Execution and Validity. Such Holder has all requisite limited partnership or limited liability company power and authority, as applicable, to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Holder, the performance by such Holder of its obligations hereunder and the consummation by such Holder of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by all necessary limited partnership or limited liability company action, as applicable, on the part of such Holder. This Agreement has been duly and validly executed and delivered by such Holder and constitutes a valid and binding obligation of such Holder, enforceable against it in accordance with its terms, subject to the Enforceability Exceptions.

SECTION 4.3. Absence of Conflicts. The execution and delivery by such Holder of this Agreement, the performance by such Holder of its obligations hereunder and the consummation by such Holder of the transactions contemplated hereby will not (i) result in any violation or breach of any provision of the Organizational Documents of such Holder, (ii) assuming that the filings and Consents referred to in Sections 5.4 are made or obtained, result in any violation of any Law or any Order applicable to such Holder or its properties or assets, (iii) result in the creation of, or impose on such Holder any obligation to create, any Lien upon the Membership Interests owned by it, or (iv) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any Consent under, any Contract of such Holder, except for any of the matters referred to in clauses (ii), (iii) or (iv) above which would not reasonably be expected to prevent, impede or otherwise adversely affect in any material respect the transactions contemplated by this Agreement.

SECTION 4.4. Title to Membership Interests. The Membership Interests owned by such Holder are owned beneficially and of record by such Holder, free and clear of any Liens, other than (i) restrictions on transfer under federal and state securities laws and (ii) restrictions set forth in the Company’s Organizational Documents.

SECTION 4.5. Litigation. As of the date hereof, there are no Legal Proceedings pending or, to such Holder’s knowledge, threatened against such Holder (i) that question the validity of this Agreement or any action taken or to be taken by such Holder in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement or the transactions contemplated hereby or (ii) that would reasonably be expected to adversely affect in any material respect the ability of such Holder to perform its obligations under and consummate the transactions contemplated by this Agreement.

SECTION 4.6. Fees. Such Holder has not paid or become obligated to pay any fee or commission to any broker, finder or other intermediary in connection with the transactions contemplated by this Agreement for which the Parent or the Company will have any liability or responsibility whatsoever.

ARTICLE V

REPRESENTATIONS AND WARRANTIES

OF THE COMPANY

The Company hereby represents and warrants to the Parent and Merger Subsidiary that, on and as of the date of this Agreement (or, to the extent a representation or warranty is made as of a specified date, as of such date), except as set forth in the Disclosure Schedule delivered by the Company to the Parent (the “Company Disclosure Schedule”):

SECTION 5.1. Organization; Power and Authority. The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware and is qualified to transact business and is in good standing in the Commonwealth of Pennsylvania and each other jurisdiction in which such qualification is required by Law, except in the case of any such other jurisdiction where the failure to be so qualified would not reasonably be expected to have a Material Adverse Effect. The Company has all requisite limited liability company power and authority to own, lease and operate its assets and properties and conduct its business and operations as presently being conducted.

SECTION 5.2. Authorization; Execution and Validity. The Company has all requisite limited liability company power and authority to execute and deliver this Agreement and perform its obligations hereunder. The execution and delivery of this Agreement by the Company and the performance by the Company of its obligations hereunder have been duly and validly authorized by all necessary limited liability company action on the part of the Company, subject to the filing of the Certificate of Merger as required by the Act. This Agreement has been duly and validly executed and delivered by the Company and (to the extent it relates to actions to be taken or covenants to be performed prior to or at Closing) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to the Enforceability Exceptions.

SECTION 5.3. Absence of Conflicts. The execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the transactions contemplated hereby will not (i) result in any violation or breach of any provision of the Organizational Documents of the Company, (ii) assuming that the filings and Consents referred to in Section 5.4 below and in Sections 5.3 and 5.4 of the Company Disclosure Schedule are made or obtained, result in any violation of any Law or any Order applicable to the Company or its properties or assets, (iii) result in the creation of, or impose on the Company any obligation to create, any Lien (other than a Permitted Lien) upon any properties or assets of the Company, or (iv) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or require any Consent under, any Material Contract or Real Property Agreement, except for any of the matters referred to in clauses (ii), (iii) or (iv) above which would not reasonably be expected to be material to the business or operations of the Company or prevent, impede or otherwise adversely affect in any material respect the transactions contemplated by this Agreement.

SECTION 5.4. Governmental Approvals. There is no requirement applicable to the Company to obtain any Consent of, or to make or effect any declaration, filing or registration with, any Governmental Authority for the valid execution and delivery by the Company of this Agreement, the due performance by the Company of its obligations hereunder or the lawful consummation of the transactions contemplated hereby, except for (i) the filing by or on behalf of the “ultimate parent entity” of the Company of notification with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “DOJ”) under the HSR Act and the expiration of the applicable “waiting period” thereunder, (ii) the filing of the Certificate of Merger as required by the Act; (iii) filings with and Consents of any Governmental Authority having jurisdiction over the gathering and processing of gas as conducted by the Company that are set forth in Section 5.4 of the Company Disclosure Schedule and (iv) any other filing, consent or requirement which, if not made, obtained or satisfied would not reasonably be expected to be material to the business or operations of the Company or prevent, impede or otherwise adversely affect in any material respect the transactions contemplated by this Agreement.

SECTION 5.5. Capitalization of the Company. The Membership Interests constitute all of the issued and outstanding Equity Interests in the Company. The limited liability company records of the Company reflect that all of the Membership Interests are owned of record by the Holders. None of the Membership Interests were issued in violation of any preemptive rights. There are no outstanding options, warrants, calls, rights, convertible securities or other agreements or commitments of any character pursuant to which the Company is or may be obligated to issue or sell any issued or unissued Equity Interests in the Company.

SECTION 5.6. Financial Statements;Records.

(a) Attached as Section 5.6 of the Company Disclosure Schedule are (i) the audited balance sheets of the Company as of December 31, 2010 and 2011, together with the related income statements of the Company for the years then ended (collectively, the “Year-End Financial Statements”), and (ii) the unaudited balance sheet of the Company as of March 31, 2012 (the “Latest Balance Sheet”), together with the related unaudited income statement of the Company for the twelve-month period then ended (the “Latest Financial Statements” and, together with the Year-End Financial Statements, the “Financial Statements”). The Financial Statements fairly present in all material respects the financial position of the Company as of the dates indicated, and the results of operations of the Company for the periods presented, and were prepared in accordance with GAAP, subject to (i) in the case of the Latest Financial Statements, the absence of footnotes thereto and (ii) the other exceptions set forth in Section 5.6 of the Company Disclosure Schedule.

(b) The Company has at all times maintained complete and correct records of all issuances and transfers of its Membership Interests. At the Closing all such records will be in the possession of the Company.

SECTION 5.7. Indebtedness; Liabilities. As of immediately prior to the Closing, the Company will not have any Indebtedness other than the Closing Indebtedness. The Company has no liabilities or obligations of a type required to be reflected on a balance sheet prepared in accordance with GAAP, and to the Company’s Knowledge, the Company has no other material contingent or accrued liabilities of the type required to be reflected on or described in financial statements or footnotes thereto prepared in accordance with GAAP, except in each case for liabilities or obligations (i) reflected or reserved against in the Latest Balance Sheet or described in the notes thereto, (ii) incurred by the Company in the Ordinary Course of Business after the date of the Latest Balance Sheet or (iii) described in the Company Disclosure Schedule; provided, however, that no representation or warranty is made in this Section 5.7 with respect to any liability or obligation relating to intellectual property matters, Taxes, Permits, compliance with Laws or Environmental Laws.

SECTION 5.8. Absence of Certain Changes. From the date of the Latest Balance Sheet until the date hereof, there has not been:

(a) any event or occurrence which has had a Material Adverse Effect;

(b) any damage, destruction, loss or casualty to any properties or assets of the Company, which (after taking into account any available insurance coverage or reserves reflected in the Financial Statements) is material to the business or operations of the Company;

(c) the transfer, lease, sale or other disposition of any material properties or assets of the Company, except in the Ordinary Course of Business;

(d) any amendment to the Company’s Organizational Documents, except as contemplated by this Agreement;

(e) any issuance or change in the authorized or issued Membership Interests or purchase, redemption, retirement or other acquisition by the Company of any Membership Interest;

(f) any material change in the accounting methods used by the Company, except as required by GAAP; or

(g) any commitment or agreement to do any of the foregoing.

SECTION 5.9. Subsidiaries; Investments. The Company does not have any Subsidiaries and does not own, directly or indirectly, or have voting rights with respect to, any Equity Interests in, or other securities of, any Person.

SECTION 5.10. Real Property.

(a) Section 5.10(a) of the Company Disclosure Schedule lists (i) all leases (each, a “Lease” and collectively, the “Leases”) under which the Company leases any Company Property and (ii) all licenses, rights of way and easements (“Rights of Way,” and together with the Leases, the “Real Property Agreements,” and each, a “Real Property Agreement”) to which the Company is a party, in each case, in effect as of the date of this Agreement. The Company does not own any Real Property.

(b) The Company is not in default, and to the Company’s Knowledge, no circumstances exist which, if unremedied, will (with notice or the passage of time or both) result in such default, under any Real Property Agreement, except for any such default that would not reasonably be expected to have a Material Adverse Effect.

(c) The Real Property Agreements are in full force and effect.

(d) To the Company’s Knowledge, no Real Property Agreement is subject to any prime, ground or master lease, or Lien which would entitle the interest holder to interfere with or disturb the Company’s rights under such Real Property Agreement while the Company is not in default under such Real Property Agreement, except (i) Permitted Liens, (ii) as expressly included in or disclosed by the terms of the Real Property Agreements, (iii) Liens granted or permitted by any Person other than the Company or its Affiliates to which such Real Property Agreement is subordinate, and (iv) platting, subdivision, zoning, building, and other similar restrictions that, in the case of this subclause (iv), do not arise from any violation by the Company of, or non-compliance on the part of the Company with, such restrictions.

(e) To the Company’s Knowledge, no counterparty to any of the Real Property Agreements is in material default of any of its obligations under the applicable Real Property Agreement.

SECTION 5.11. Title to and Condition of Tangible Assets. The Company owns and has good and valid title to, or has valid rights to use, all material tangible personal property used by it in connection with the conduct of its business, in each case, free and clear of all Liens, other than Permitted Liens. Except as set forth on Section 5.11 of the Company Disclosure Schedule, the material tangible assets of the Company are in an operating condition that is comparable to that of assets of similar age and use in the industry in which the Company participates, subject to ordinary wear and tear.

SECTION 5.12. Material Contracts. Section 5.12 of the Company Disclosure Schedule lists all of the following Contracts (other than Real Property Agreements), identified by the appropriate subcategory listed below, in effect as of the date hereof to which the Company is a party or by which its assets are bound (collectively, the “Material Contracts”):

(a) each Contract (but excluding purchase orders) that resulted in aggregate monetary payments by the Company to a third party during the most recently completed fiscal year of the Company or that contains a commitment by the Company to make aggregate monetary payments to a third party during either fiscal year ending December 31, 2012 or December 31, 2013, in each case in an amount exceeding [REDACTED]*; provided, however, that a Contract that would otherwise be classified as a Material Contract pursuant to this Section 5.12(a) shall not be so classified if such Contract may be terminated by the Company without penalty upon notice of not more than 45 days;

(b) each Contract that resulted in monetary receipts by the Company during the most recently completed fiscal year of the Company or that contains a commitment by a third party to make aggregate monetary payments to the Company during either fiscal year ending December 31, 2012 or December 31, 2013, in each case in an amount exceeding [REDACTED]*;

(c) each Contract that provides for the incurrence of Indebtedness or the guaranty of Indebtedness of any Person by the Company;

(d) each Contract under which a counterparty has agreed to deliver, or cause to be delivered, all gas produced from wells within a dedicated acreage area to the Company;

(e) each Contract required for the continuous operation of the System;

(f) each Contract that provides for the purchase, gathering, compression, processing, preparation for transportation, fractionation, metering, measurement, balancing or transporting of natural gas, natural gas liquids or other hydrocarbons;

(g) each Contract that restricts the Company (or, after the Closing, any of its Affiliates) from competing with any third party (including the Holders or their Affiliates) in any business;

(h) each Contract that relates to settlement or payments to be made in respect of any actual or threatened Legal Proceeding, the performance of which will involve payment by the Company on or after the Closing Date in excess of [REDACTED]* or will, on or after the Closing Date, impose (or continue to impose) any injunctive or similar equitable relief on the Company’s operation of the System;

(i) each Contract that constitutes a partnership agreement, joint venture agreement or similar agreement; and

(j) each Contract with any Affiliate of the Company.

The Company has made available to the Parent true and complete copies of each Material Contract. The Company is not in breach or default, in any material respect, in the performance of its duties and obligations under any Material Contract, and, to the Company’s Knowledge, no event has occurred or condition exists which, if unremedied will (with notice or the passage of time or both) result in to any such material breach or default. Each Material Contract is legal, valid, binding, in full force and effect and enforceable against the Company, subject to the Enforceability Exceptions. The Company has not waived in writing any of its material rights under any Material Contract. To the Company’s Knowledge, no other Person that is a party to a Material Contract is in breach or default, in any material respect, in the performance of its duties or obligations under such Material Contract, and to the Company’s Knowledge, no event has occurred or condition exists which, if unremedied will (with notice or the passage of time or both) result in any such material breach or default. The Company has not received any currently effective notice of the exercise of any premature termination, price redetermination, curtailment or non-renewal of any Material Contract.

SECTION 5.13. Intellectual Property.

(a) Section 5.13(a) of the Company Disclosure Schedule lists all registered Intellectual Property, or applications to register Intellectual Property, owned or applied for by the Company. Each such registration and application is subsisting, in full force and effect and, to the Company’s Knowledge, valid.

(b) Section 5.13(b) of the Company Disclosure Schedule provides a complete and accurate list of all software which the Company owns and all Contracts pursuant to which the Company has a valid right to use any software that is material to the operation of its business (excluding any “off the shelf,” shrink-wrap” or “click-through” licenses).

(c) To the Company’s Knowledge, the Company owns or has a valid right to use all Intellectual Property that is currently used in and is material to the business of the Company, and such Intellectual Property comprises all material Intellectual Property rights necessary for the operation of the business as currently conducted. The Company has not received any written notice, or to the Company’s Knowledge, other notice, asserting that the conduct of its business infringes upon or violates any Intellectual Property of any Person, except for any infringement or violation that would not reasonably be expected to have a Material Adverse Effect. To the Company’s Knowledge, the Company is not infringing any Intellectual Property of any Person.

SECTION 5.14. Litigation. Section 5.14 of the Company Disclosure Schedule lists all material Legal Proceedings that are pending or, to the Company’s Knowledge, threatened against the Company. There are no Legal Proceedings pending or, to the Company’s Knowledge, threatened against the Company (i) that question the validity of this Agreement or any action taken or to be taken by the Company in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement or the transactions contemplated hereby or (ii) that would reasonably be expected to adversely affect in any material respect the ability of the Company to perform its obligations under and consummate the transactions contemplated by this Agreement. No Order has been issued or entered against the Company that continues to be in effect that materially affects the ownership or operation of the System or the Company’s other assets by the Company as currently conducted or operated.

SECTION 5.15. Employee Matters. The Company does not have, and has never had, any employees. The Company has never established, maintained, contributed to or participated in any plan, program or arrangement, whether or not written, that (i) is or was an “employee benefit plan” as such term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended or (ii) is or was a benefit program providing for bonuses, incentive compensation, vacation pay, severance pay, insurance, equity awards, or any other perquisite to employees, officers or independent contractors.

SECTION 5.16. Taxes.

(a) All material Tax Returns that are or were required to be filed by or with respect to the Company, pursuant to applicable Law, have been timely filed (taking into account any applicable extensions). The Company has paid all Taxes that are due and payable by it under applicable Law, including any Taxes shown on any such Tax Returns.

(b) All deficiencies asserted or assessments made as a result of any examinations by any Governmental Authority with respect to any taxes payable by or asserted against the Company have been paid in full. The Company has not given or been requested to give waivers or extensions (or is or would be subject to a waiver or extension given by any other Person) of any statute of limitations relating to the payment of Taxes for which the Company may be liable. No audit or other proceeding by any Governmental Authority is pending or threatened with respect to any Taxes due from or with respect to the Company or any Tax Return filed by or with respect to the Company.

(c) All Taxes that are or were required by Law to be withheld or collected by the Company have been duly withheld or collected and, to the extent required, have been paid to the proper Governmental Authority or other Person.

(d) Neither the Company nor any of its Subsidiaries has been a party to a “reportable transaction” as such term is defined in Treasury Regulation Section 1.6011 -4(b)(1) or to a transaction that is or is substantially similar to a “listed transaction,” as such term is defined in Treasury Regulation Section 1.6011-4(b)(2).

(e) There are no Liens with respect to Taxes upon any of the assets of the Company, except for Permitted Liens.

(f) Since its inception, the Company has at all times been properly classified as a partnership for U.S. federal income tax purposes.

(g) There are no outstanding appeals, requests for rulings, claims for refund or credit, or subpoenas relating to Taxes of the Company.

(h) The Company has not received any claim in writing from any tax authority in a jurisdiction in which the Company has not filed Tax Returns that it, its assets, or the business it conducts may be subject to taxation by that jurisdiction.

(i) The Company is not a party to or currently negotiating or pursuing any rulings, closing agreements, or similar agreements between the Company and any tax authority that could reasonably be expected to materially increase the Taxes imposed on the Company for any period ending after the Closing Date.

(j) The Company is not a party to any Tax indemnity agreement, Tax sharing, tax allocation or similar arrangement and has no obligation to indemnify or make a payment to any person in respect of any Tax for any past, current or future period.

(k) The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period ending after the Closing Date as a result of any (i) change in accounting method for any Pre-Closing Tax Period under Section 481 of the Code (or any similar provision of U.S. state, local or foreign Tax Law), (ii) written agreement with a Tax authority with regard to its Tax liability for any Pre-Closing Tax Period, (iii) installment sale or open transaction disposition made prior to the Closing Date or prior to the Closing on the Closing Date, or (iv) prepaid amount received on or prior to the Closing Date.

(l) No Holder is a “foreign person” as defined in Section 1445 of the Code and the regulations promulgated thereunder.

SECTION 5.17. Permits; Compliance with Laws. The Company holds all material Permits that are required to own or operate the System as it is currently operated and holds all Permits necessary and material to the construction of such portions of the System that are currently under construction, as such portions are currently being constructed. The Company has been in compliance in all material respects with all applicable Laws that are or were applicable to it or the ownership, construction and operation of the System. To the Company’s Knowledge, no event has occurred which, if unremedied, will (with notice or the passage of time or both) result in a material violation by the Company of any material applicable Law within six months after the Closing Date. The Company has not received any notice or other written communication, or to the Company’s Knowledge, any other communication, from any Governmental Authority or other Person alleging any actual or potential violation of, failure to comply with, or liability under, any material applicable Law. The foregoing representations and warranties do not address Taxes or environmental matters.

SECTION 5.18. Environmental Laws.

(a) The Company has obtained all material Permits required under applicable Environmental Laws to operate its business as it is currently being operated. Section 5.18(a) of the Company Disclosure Schedule contains a list of all material Permits required under applicable Environmental Laws which are held by the Company (“Environmental Permits”).

(b) The Company has operated its facilities and conducted its business in compliance in all material respects with all applicable Environmental Laws and Environmental Permits. To the Company’s Knowledge, no event has occurred which, if unremedied, (with notice or the passage of time or both) will result in a material violation by the Company of any material applicable Environmental Law within six months after the Closing Date. The Company has not assumed responsibility by Contract or, to the Company’s Knowledge, by operation of Law for any Environmental Liability of any other Person that would reasonably be expected to result in a material liability to the Company.

(c) No written notification, demand, request for information, citation, complaint or Order has been issued to or filed against the Company relating to the Company’s compliance with or liability under any Environmental Law or the suspension, revocation, or non-renewal of any Environmental Permit, except for such notifications, demands, requests, citations, complaints or Orders that have been fully and finally resolved without further liability or obligation to the Company.

(d) To the Company’s Knowledge, no investigation or review is pending or threatened against the Company by any Governmental Authority under any applicable Environmental Law.

(e) The Company has not generated, used, treated, stored or disposed of, or made any release of, and to the Company’s Knowledge, there has been no Release by a third party of, Hazardous Materials in a manner that would reasonably be expected to result in any material liability to the Company.

(f) To the Company’s Knowledge, none of the Company Property or any Real Property formerly owned, operated or leased by the Company (to the extent relating to conditions present during the time of such ownership, operation, or leasing by the Company) has been designated for investigation or remediation by any Governmental Authority as a result of the actual or suspected presence or Release of Hazardous Materials.

(g) The Company has made available to the Parent copies of all environmental reports or assessments that are in the possession or control of the Company with respect to compliance by the Company with Environmental Laws, the environmental condition of any Real Property, or the liability of the Company pursuant to Environmental Laws.

SECTION 5.19. Insurance. Section 5.19 of the Company Disclosure Schedule lists the insurance policies maintained by the Company that provide coverage for the business of the Company. The Company has made available to the Parent true and complete copies of each such policy. All of such policies are in full force and effect and the Company is not in material default of any provision thereof nor has it received notice of cancellation or termination thereof.

SECTION 5.20. Fees. Other than fees owing to Evercore Partners, the Company has not paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES

OF PARENT AND MERGER SUBSIDIARY

The Parent and Merger Subsidiary hereby represent and warrant to the Holders that:

SECTION 6.1. Organization; Power and Authority.

(a) The Parent is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. The Parent has all requisite power and authority to own and operate its properties and assets and conduct its business and operations as presently being conducted.

(b) Merger Subsidiary is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Subsidiary has all requisite limited liability company power and authority to own and operate its properties and assets and conduct its business and operations as presently being conducted.

SECTION 6.2. Authorizations; Execution and Validity. Each of Parent and Merger Subsidiary has all requisite power and authority to execute and deliver this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby, including the Merger. The execution and delivery of this Agreement by each of the Parent and Merger Subsidiary, the performance by each of them of its obligations hereunder and the consummation by each of them of the transactions contemplated hereby have been duly authorized by all necessary action on the part of each of the Parent and Merger Subsidiary. This Agreement has been duly and validly executed and delivered by each of the Parent and Merger Subsidiary, constitutes a valid and binding obligation of each of them and is enforceable against each of them in accordance with its terms, subject to the Enforceability Exceptions.

SECTION 6.3. Absence of Conflicts. The execution and delivery by the Parent and Merger Subsidiary of this Agreement, the performance by each of them of its obligations hereunder and the consummation by each of them of the transactions contemplated hereby will not (i) result in any violation or breach of any provision of the Organizational Documents of the Parent or Merger Subsidiary, (ii) result in any violation of any Law or any Order applicable to the Parent or Merger Subsidiary or its properties or assets, (iii) result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or acceleration) under, or, except as set forth in Section 6.3 of the Parent Disclosure Schedule, require any Consent under, any Contract of Parent, except for any of the matters referred to in clause (ii) or (iii) above which would not reasonably be expected to prevent, impede or otherwise adversely affect in any material respect the transactions contemplated by this Agreement.

SECTION 6.4. Governmental Approvals. There is no requirement applicable to the Parent or Merger Subsidiary to obtain any Consent of, or to make or effect any declaration, filing or registration with, any Governmental Authority for the valid execution and delivery by the Parent or Merger Subsidiary of this Agreement, the due performance by it of its obligations hereunder or the lawful consummation by it of the transactions contemplated hereby, except for (i) the filing by or on behalf of the Parent or Merger Subsidiary or its “ultimate parent entity” of notification with the FTC or DOJ under the HSR Act and the expiration of the applicable “waiting period” thereunder, (ii) the filing of the Certificate of Merger as required by the Act; and (iii) any other filing, consent, or requirement which, if not made, obtained or satisfied, would not reasonably be expected to prevent, impede or otherwise affect in any material respect the transactions contemplated by this Agreement.

SECTION 6.5. Litigation. There are no Legal Proceedings pending or, to the Parent’s knowledge, threatened against the Parent or Merger Subsidiary (i) that question the validity of this Agreement or any action taken or to be taken by the Parent or Merger Subsidiary in connection with, or which seek to enjoin or obtain monetary damages in respect of, this Agreement or the transactions contemplated hereby or (ii) that would reasonably be expect to adversely affect in any material respect the ability of the Parent or Merger Subsidiary to perform its obligations under and consummate the transactions contemplated by this Agreement.

SECTION 6.6. Sophisticated Purchaser; Access to Information.

(a) The Parent is an informed sophisticated entity with sufficient knowledge and experience in investment and financial matters and in the gas gathering and processing industry to be capable of evaluating the risks and merits of the acquisition of the Company. The Parent understands that the acquisition of the Company involves a high degree of risk and it is financially able to bear such risk.

(b) The Parent has been furnished with all documents, materials and other information that it requested relating to the Company and its business, operations, financial condition and results of operations and otherwise relevant to the acquisition of the Company, and has been afforded the opportunity to obtain any additional information and to ask all questions it deemed necessary regarding such matters, and has further received all information it considers necessary or appropriate for deciding whether to acquire the Company and has received such answers regarding any questions asked by it as it deems sufficient to make an informed decision.

(c) Each of the Parent and Merger Subsidiary acknowledges and agrees that neither the Holders nor the Company, nor any of their respective Affiliates, Subsidiaries,

officers or agents, or any other Person, has at any time expressly or implicitly represented, guaranteed, or warranted to the Parent or Merger Subsidiary that (i) any profit or other economic benefit will be realized by it as a result or in connection with the acquisition of the Company, (ii) any financial projections with respect to the business of the Company will prove to be true and correct or (iii) past performance or experience on the part of the Company in any way indicates the predictable results of the acquisition of the Company or the results of operations of the Surviving Entity.

(d) The Parent acknowledges that the tax consequences of its acquisition of the Company will depend on the Parent’s particular circumstances, and neither the Holders nor the Company, nor any of their respective Affiliates, Subsidiaries, officers or agents, or any other Person, will be responsible or liable for the tax consequences to the Parent arising from its acquisition of the Company (except to the extent that there occurs a breach by the Company of its representations and warranties contained in Section 5.16 or its covenants contained in Article VIII), and the Parent will look solely to, and rely upon its own advisers with respect to the tax consequences of its acquisition of the Company.

SECTION 6.7. Financing. The Parent has, and will have as of the Closing Date, sufficient funds with which to pay the Merger Consideration, together with all fees and expenses incurred by or on its behalf in connection with the transactions contemplated by this Agreement.

SECTION 6.8. Third Party Reports. Section 6.8 of the Parent Disclosure Schedule lists all reports prepared or to be prepared prior to Closing by any consultant, professional or other third party (other than legal counsel or the financial advisors to the Parent) for or on behalf of the Parent in connection with the due diligence review of the Company. The Parent has disclosed to the Company prior to the date of this Agreement (i) all Liens, title defects or other encumbrances and (ii) any other matters which could reasonably be expected to relate to or involve a breach of Section 5.10, in each case, as disclosed in the reports (or any updates thereto) identified in Section 6.8 of the Parent Disclosure Schedule.

SECTION 6.9. Fees. Neither the Parent nor Merger Subsidiary has paid or become obligated to pay any fee or commission to any broker, finder or intermediary in connection with the transactions contemplated hereby.

ARTICLE VII

COVENANTS

SECTION 7.1. Cooperation; Certain Consents and Approvals.

(a) From the date hereof until the Closing Date, upon the terms and subject to the conditions of this Agreement, each of the parties shall use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done and cooperate with each other in order to do, all things necessary, proper or advisable (subject to any applicable Laws) to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable, including the preparation and filing of all forms, registrations and notices required to be filed to consummate the transactions contemplated hereby, and the taking of such actions as are necessary to obtain any requisite Consents, Orders, Permits, qualifications, exemptions, waiting period expirations or terminations or waivers from any Person or Governmental Authority. In addition, no party shall take any action from the date hereof until the Closing Date (other than any action required to be taken under this Agreement or to which the other parties shall have granted their consent) that would reasonably be expected to materially delay the obtaining of, or result in not obtaining, any Consent, Order, Permit, qualification, exemption, waiting period expirations or terminations or waiver from any Governmental Authority or other Person required to be obtained prior to Closing.

(b) To the extent permitted by applicable Law and subject to any limitations on access to information provided for in Section 7.3, each party shall consult with the other parties with respect to, and provide any information reasonably requested by the other parties in connection with, all material filings made with any Governmental Authority in connection with this Agreement and the transactions contemplated hereby. If any party or any of its Affiliates receives a request for information or documentary material from any Governmental Authority with respect to this Agreement or any of the transactions contemplated hereby, then such party shall endeavor in good faith to make, or cause to be made, as soon as reasonably practicable and, to the extent permitted by applicable Law, after consultation with the other parties, an appropriate response in compliance with such request. Without limiting the generality of the foregoing, to the extent permitted by Law and subject to any limitations on access to information contained in Section 7.3, each party shall provide to the other (or the other’s respective advisors) upon request copies of all correspondence between such party and any Governmental Authority relating to the transactions contemplated by this Agreement; provided, that (i) neither party is obligated to share any document submitted to or received from a Governmental Authority that reflects the negotiations among the parties or the valuation of some or all of any Person’s business and (ii) neither party shall be required to provide to the other party a complete copy of the filing made by such party or its “ultimate parent entity” under the HSR Act (but only such portions of such filing as are customarily exchanged by the parties for the purposes of preparing similar filings). The parties may, as they deem advisable and necessary, designate any competitively sensitive materials provided to the other under this Section 7.1 as “outside counsel only.” Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, or directors of the recipient without the advance written consent of the party providing such materials. In addition, to the extent reasonably practicable and permitted by such Governmental Authority, no party shall agree to participate in any discussions, telephone calls, and meetings with a Governmental Authority regarding proceedings under or related to the HSR Act, unless it gives the other parties the opportunity to attend or participate therein. Subject to applicable Law, the parties shall consult and cooperate with each other in advance in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, and proposals made or submitted by or on behalf of a party hereto or its “ultimate parent entity” to any Governmental Authority regarding proceedings under or related to the HSR Act.

(c) In addition to and without limiting any of the other covenants of the parties contained in this Section 7.1, the Parent and the Company shall (i) make the filings required of them or their “ultimate parent entities” under the HSR Act in connection with the transactions contemplated hereby as promptly as practicable after the date of this Agreement (and in no event later than eight Business Days after the date hereof), (ii) comply, at the earliest practicable date, with any request for additional information or documentary material received by them, or any of their respective Affiliates from the FTC or the DOJ pursuant to the HSR Act or from any state attorney general or other Governmental Authority in connection with antitrust matters, (iii) cooperate with each other in connection with any filing under the HSR Act and in connection with resolving any investigation or other inquiry concerning the transactions contemplated hereby commenced by the FTC, DOJ, any state attorney general or any other Governmental Authority, (iv) use commercially reasonable efforts to resolve such objections, if any, as may be asserted with respect to the transactions contemplated hereby under any antitrust Law and (v) advise the other parties promptly of any material communication received by such party from the FTC, DOJ, any state attorney general or any other Governmental Authority regarding any of the transactions contemplated hereby, and of any understandings, undertakings or agreements (oral or written) such party proposes to make or enter into with the FTC, DOJ, any state attorney general or any other Governmental Authority in connection with the transactions contemplated hereby. Concurrently with the filing of notifications under the HSR Act, the Parent and the Company shall each request early termination of the applicable “waiting period” under the HSR Act. Notwithstanding the foregoing, no party hereto shall be required to take any commercially unreasonable action that substantially impairs the overall benefits realized from the consummation of the transactions contemplated by this Agreement, and in no event shall any party hereto be required, in order to resolve any objection or proceeding asserted or commenced by the FTC, DOJ, any state attorney general or any other Governmental Authority to the transactions contemplated by this Agreement, to (i) sell, hold separate or otherwise dispose of any of its or its Affiliates’ assets or businesses (or, in the case of the Parent, any assets or businesses of the Surviving Entity) or (ii) terminate any of its or its Affiliates’ existing business relationships or contractual agreements if, in the case of clause (i) or (ii) of this sentence, such party determines in good faith sole discretion that any such action would be commercially unreasonable.

SECTION 7.2. Conduct of Business. From the date hereof until the Closing Date, the Company shall, unless the Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed) or except as described in Section 7.2 of the Company Disclosure Schedule or as otherwise specifically contemplated by this Agreement:

(a) operate its business only in the Ordinary Course of Business and use commercially reasonable efforts to preserve intact its relationships with third parties that are material to its business or operations;

(b) maintain its books, accounts and records in the usual, regular and ordinary manner, on a basis consistent with prior years, and not make any material change to any of its accounting principles, except as required by GAAP;

(c) not consummate any merger or consolidation with any Person;

(d) not amend or modify the Company’s Organizational Documents;

(e) not issue or sell any of its Equity Interests nor issue or grant any options, warrants, calls, rights, convertible securities or other agreements or commitments of any character pursuant to which it would be obligated to issue or sell any of its Equity Interests;

(f) not sell, transfer, assign, convey, abandon or otherwise dispose of any assets of the Company (including to any Holder), except (i) sales or dispositions not exceeding $25,000 individually or $75,000 in the aggregate and (ii) sales or dispositions of inventory or obsolete equipment in the Ordinary Course of Business;

(g) not incur any Indebtedness other than Indebtedness pursuant to the Company Credit Agreement;

(h) not hire any employees;

(i) not enter into any Contract which, if entered into prior to the date hereof, would constitute a Material Contract or exercise any right to terminate or amend any material terms of any existing Material Contract, other than the entry into, termination or amendment of such Contracts as described in Section 7.2(i) of the Company Disclosure Schedule;

(j) use commercially reasonable efforts to operate the business of the Company in compliance, in all material respects, with (i) all Laws applicable to the operation of the business of the Company, (ii) the material terms and conditions of the Material Contracts and Real Property Agreements, and (iii) all Permits material to the operation of the business of the Company;

(k) not terminate or amend, and use commercially reasonable efforts not to permit to lapse (prior to its applicable expiration date), any material Permit necessary for the operation of the System as it is currently operated other than (i) such terminations or lapses of such Permits which the Company reasonably believes are no longer necessary to the conduct of the business of the Company as currently conducted and (ii) such amendments to such Permits as the Company believes are reasonably necessary for the operation of the business in the Ordinary Course of Business; provided, that the Company provides the Parent with advance written notice of any such event described in clause (i) or (ii) above;

(l) not grant to or create for the benefit of any third party any right of first refusal or similar preferential right to purchase any asset of the Company;

(m) not exercise any right of termination or nonrenewal of, and use commercially reasonable efforts to not permit to lapse, the insurance coverage under the policies set forth in Section 5.19 of the Company Disclosure Schedule;

(n) not take any action to accelerate the collection of any accounts receivable of the Company or delay the payment of accounts payable of the Company inconsistent with the principles described in Section 7.2(n) of the Company Disclosure Schedule;

(o) use commercially reasonable efforts to resolve the matter set forth on Section 5.11 of the Company Disclosure Schedule; and

(p) not agree to take any action or actions prohibited by any of the foregoing clauses (a) through (o);

provided, however, that this Section 7.2 shall not be construed to prohibit (i) the payment of any dividend or distribution in cash by the Company to any Holder in compliance with the Company’s Organizational Documents, (ii) any payments by the Company in respect of any obligations owing to any Holder or (iii) any other payments in the Ordinary Course of Business.

SECTION 7.3. Access to Information. From the date hereof until the Closing Date, the Company shall (i) make its management personnel reasonably available to the Parent and its representatives, (ii) subject to and in compliance with any obligations of confidentiality or non-disclosure provided by applicable Law or contained in any Contracts to which the Company is a party or by which it is bound, provide the Parent and its accountants, employees, attorneys and other representatives reasonable access to, and permit such Persons to review, during normal business hours and upon reasonable prior written request, its properties, books, Contracts, accounts, records and files, and (iii) provide such other information to the Parent and its representatives as they may reasonably request, in each case, which is (a) reasonably necessary to assist the Parent with integration and transition planning in connection with the transactions contemplated hereby and (b) not inconsistent with applicable Law. Notwithstanding the foregoing, the Parent acknowledges that none of the Holders, the Company nor their respective Subsidiaries or Affiliates shall be obligated to provide to the Parent (i) any information relating to any offers or indications of interest received by the Holders, the Company or their respective Affiliates or representatives from any Person other than the Parent to acquire the Company or any of its Equity Interests, properties or assets or any communications between the Holders, the Company or their respective Affiliates or representatives on the one hand and any such other Person on the other hand relating to such offers or indications of interest or the transactions contemplated thereby (it being understood that the Holders may retain all such documents, information and communications, which shall be the sole property of the Holders at all times prior to and after the Closing), (ii) any work papers or similar materials prepared by the independent public accountants of the Company, except to the extent that such accountants agree to provide access to such work papers or similar materials upon such terms and conditions as shall be determined by such accountants in their sole discretion, and (iii) any documents or information that are protected by the attorney-client privilege or work product doctrines if the Company determines in its reasonable discretion that providing copies or access to such documents or information could give rise to a possible waiver of such privilege or doctrine.

SECTION 7.4. Certain Confidential Information. The Parent hereby acknowledges that in connection with the transactions contemplated by this Agreement, it and its Affiliates have received and will continue to receive certain documents and information in connection with the transactions contemplated by this Agreement. All such materials reviewed or received, including, without limitation, materials reviewed in connection with Section 7.3, shall be deemed to be Confidential Information for the purposes of the Confidentiality Agreement. The Parent acknowledges that it and its Affiliates are bound by the Confidentiality Agreement and agrees that it will not, and it will not permit any of its Affiliates, directors, officers, independent accountants, agents or other representatives to, use or disclose any Confidential Information except as permitted by such agreement. The provisions of this Section 7.4, insofar as they relate to Confidential Information with respect to the business, operations, properties, assets, liabilities, financial condition and results of operations of the Company, shall terminate upon the Closing. Except as provided in the immediately preceding sentence, the provisions of this Section 7.4 shall survive the Closing or any termination of this Agreement.

SECTION 7.5. Holder Access to Documents; Preservation of Books and Records.

(a) For a period of seven years from and after the Closing Date, (i) the Parent shall cause the Surviving Entity not to dispose of or destroy any of the books and records of the Company relating to periods prior to the Closing (“Books and Records”) without first offering to turn over possession thereof to the Holder Representative by written notice to the Holder Representative at least 90 days prior to the proposed date of such disposition or destruction; (ii) the Parent shall cause the Surviving Entity to allow the Holder Representative and its agents (at their sole expense) access to and to copy all Books and Records in connection with any future tax or accounting audit, investigation or regulatory examination or any other Legal Proceeding in which any of the Holders or their respective Affiliates is or becomes involved or for any other proper purpose related to its administrative, reporting or regulatory functions; and (iii) the Parent shall cause the Surviving Entity to make available to the Holder Representative upon written request (1) the personnel of the Surviving Entity to assist the Holder Representative in locating and obtaining any Books and Records or other documents, and (2) any personnel of the Surviving Entity whose assistance or participation is reasonably required by the Holder Representative or any of its Affiliates in anticipation of, or preparation for, existing or future audit, investigation, examination or other Legal Proceeding or any other matter referred to above in which any of the Holders or their respective Affiliates is or becomes involved.

(b) The seven-year period referred to in Section 7.5(a) shall be extended if the Holder Representative (or its successor) advises the Parent in writing that any Legal Proceeding or investigation is pending or threatened in writing at the termination of such seven-year period, in which case such extension shall continue until any such Legal Proceeding or investigation has been dismissed or settled through judgment or otherwise resolved.

SECTION 7.6. Limited Representations. Each of the Parent and Merger Subsidiary expressly acknowledges and agrees that (a) no Holder has made and shall not be deemed to have made to the Parent or Merger Subsidiary any representation or warranty other than those expressly made by such Holder in Article IV and (b) the Company has not made and shall not be deemed to have made to the Parent or Merger Subsidiary any representation or warranty other than those expressly made by the Company in Article V. Without limiting the generality of the foregoing, each the Parent and the Merger Subsidiary further acknowledges and agrees that none of the Holders nor the Company nor any of their respective Affiliates or representatives has made or is making any representations or warranties of any kind, express or implied or statutory, at law or equity, with respect to the Company or its actual or prospective business, operations, assets, liabilities, results of operations or financial condition other than as set forth in Articles IV and V (as applicable), including, but not limited to, any (i) express or implied warranties as to any financial projections or other forward-looking information with respect to the business of the Company or the Surviving Entity, (ii) implied warranties of merchantability and fitness for a particular purpose or (iii) express or implied warranties as to any other matter which, under applicable law, would be deemed to give rise to any express or implied warranty unless such warranties are expressly disclaimed by such Holder or the Company, and each of the Holders and the Company hereby disclaim any other representations or warranties that would otherwise be deemed to be made by themselves, their Affiliates or any of their respective officers, directors, employees, agents, financial and legal advisors or other representatives, in connection with this agreement or the transactions contemplated hereby. The Parent further agrees not to assert any claims or take any position in any Legal Proceeding that is inconsistent with the provisions of this Section 7.6.

SECTION 7.7. Litigation Support and Cooperation. If and for so long as any party hereto is actively contesting or defending against any Claim or Legal Proceeding arising in connection with (i) the transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act or transaction on or prior to the Closing Date involving the Company (other than an action brought by one party to this Agreement against another party or parties under the terms of this Agreement or in connection with the transactions contemplated hereby), each of the parties will cooperate with the contesting or defending party and its counsel in the contest or defense, make available its personnel, and provide such testimony and access to its books and records as shall be reasonably necessary in connection with the contest or defense, all at the sole cost and expense of the contesting or defending party (unless the contesting or defending party is entitled to indemnification therefor under Article XII); provided, however, that the obligations of the parties contained in this Section 7.7 with respect to Claims or Legal Proceedings of the type described in clause (ii) above shall not apply until after the Closing unless any such Claims or Legal Proceedings would reasonably be expected to prevent, impede or otherwise affect in any material respect the transactions contemplated by this Agreement.

SECTION 7.8. No Solicitation of Other Bids.

(a) During the period commencing on the date hereof and ending on the earlier of the Closing Date or the date of termination of this Agreement, neither the Company nor any Holder shall, nor shall it authorize or permit any of their Affiliates or any of their representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) with any Person regarding an Acquisition Proposal. On the date hereof, the Company and each Holder shall immediately cease and cause to be terminated, and shall promptly cause their

Affiliates and all of their representatives to cease and cause to be terminated, all existing discussions or negotiations with any Persons conducted heretofore with respect to an Acquisition Proposal.

(b) In addition to the other obligations under this Section 7.8, the Company and each Holder shall promptly (and in any event within 48 hours after receipt thereof by such Holder or its representatives) advise Parent orally and in writing of any Acquisition Proposal received by it; provided, that, for the purposes of this Section 7.8(b), an Acquisition Proposal shall not be deemed to include inquiries, proposals or offers from any Person that would involve the issuance or acquisition of less than 5% of any class of outstanding Equity Interests of the Company.

(c) The Company and each Holder agrees that the rights and remedies for noncompliance with this Section 7.8 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach could cause irreparable injury to Parent and that money damages would not provide an adequate remedy to Parent.

SECTION 7.9. Transition Plan.

(a) Without limiting Section 7.1, during the 90-day period following the Closing Date (the “Transition Services Period”), upon Parent’s request, Stonehenge agrees to provide reasonable assistance to Parent (i) in connection with the management of the Surviving Entity’s financial and accounting books and records, including the preparation of the financial statements of the Surviving Entity (“Accounting Services”) and (ii) to transition the management functions performed by Stonehenge in respect of the operation of the Surviving Entity’s business to the Parent (“Management Services”). Unless the Parent and Stonehenge otherwise agree in writing, (i) the Accounting Services will be [REDACTED]* during the Transition Services Period and (ii) the Management Services will be [REDACTED]* of such period. In addition, during the Transition Services Period, Rex agrees to continue to grant to the Surviving Entity the right to rely on the Permits identified on Section 5.17(2) of the Company Disclosure Schedule on terms consistent with its past practice.

(b) In consideration of the provision of any services pursuant to this Section 7.9 the Parent shall pay to Stonehenge the fees and expenses described in Section 7.9 of the Company Disclosure Schedule. Promptly after the end of each month following the commencement of any such services, Stonehenge shall prepare and deliver to the Parent an invoice for all such fees and expenses applicable to such month. All amounts reflected in the invoice shall be due and payable 30 calendar days following receipt by the Parent of the invoice.

ARTICLE VIII

TAX MATTERS

SECTION 8.1. Tax Returns and Reporting.

(a) To the extent that any of the Tax Returns described in this paragraph (a) have not been filed by the Company prior to the Closing, the Holder Representative, at its expense, shall prepare or cause to be prepared, and timely file (taking into account any applicable extensions), all (i) U.S. federal income Tax Returns and state income Tax Returns required to be filed by the Company which are attributable to taxable periods ending on or prior to the Closing Date (including any such Tax Returns which are due after the Closing Date) and (ii) all other Tax Returns which are required to be filed by the Company, the due date of which (taking into account extensions) occurs on or before the Closing Date. The Holder Representative shall pay all Taxes shown as due on such Tax Returns, except to the extent such Taxes were paid by the Company prior to the Closing or were reflected as a liability in Final Working Capital.

(b) The Parent shall prepare or cause to be prepared, and timely file (taking into account any applicable extensions), all Tax Returns attributable to Straddle Periods the due dates of which arise after the Closing Date (each, a “Straddle Period Tax Return”). Not later than 30 days prior to the due date for each such Straddle Period Tax Return (including extensions thereof), the Parent shall provide, or cause to be provided, to the Holder Representative a draft of such Straddle Period Tax Return, together with the work papers and schedules utilized in its preparation for review and comment by the Holder Representative, which comments shall be duly incorporated, with the consent of the Parent (such consent not to be unreasonably withheld), in the preparation of the final copy of such Straddle Period Tax Return. Not later than five days prior to the due date for each Straddle Period Tax Return (including extensions thereof), the Holder Representative shall pay to Parent all Taxes shown as due on each such Straddle Period Tax Return that are attributable to the portion of such Straddle Period ending on the Closing Date in accordance with the allocation method described in Section 12.2(b), except to the extent such Taxes were reflected as a liability in the Final Working Capital. Promptly upon filing, the Parent shall deliver to the Holder Representative a copy of each Straddle Period Tax Return. In the event that any Straddle Period Tax Return filed by the Parent does not take into account changes and comments requested by the Holder Representative, the amount of Tax owed by the Holders for the Pre-Closing Tax Period with respect to such Straddle Period Tax Return shall be determined pursuant to resolution procedures similar to those set forth in Section 2.5 of this Agreement.

(c) The Parent shall prepare and file, or cause to be prepared and filed, any and all Tax Returns required to be filed by or with respect to the Company for any taxable period beginning after the Closing Date.

SECTION 8.2. No Changes in Elections, etc.

(a) Except as provided in Section 8.6, the Parent shall not, and it shall cause its Affiliates and the Surviving Entity not to, make or change any Tax election, amend any Tax Return or take any Tax position on any Tax Return, take any action, omit to take any action or enter into any transaction that results in any increased Tax liability or reduction of any Tax asset of the Holders or the Company in respect of any tax period or portion thereof ending on or prior to the Closing Date.

(b) Prior to the Closing, the Company shall not, and shall not cause its Affiliates to, change any Tax election, amend any Tax Return or take any Tax position on any Tax Return that results in any increased Tax liability or reduction of any Tax asset of the Parent, the Company, or the Surviving Entity in respect of any tax period beginning after the Closing Date or any portion of any Straddle Period beginning after the Closing Date.

SECTION 8.3. Tax Refunds. After the Closing Date, any refund received by the Parent, any of its Affiliates, or the Company in respect of Taxes paid by the Holders or the Company in respect of any Pre-Closing Tax Period shall be paid by the recipient to the Holder Representative promptly upon receipt.

SECTION 8.4. Tax Contests. The Parent shall promptly notify the Holder Representative in writing of any matter which may give rise to a claim for indemnification against the Holders in respect of Taxes pursuant to Section 12.2(b) upon receiving written notice of such matter; provided, however, that failure of the Parent to give the Holder Representative notice as provided herein will not relieve the Holders of their indemnification obligations under Section 12.2 (b), except as to the extent that the Holders are materially prejudiced by the Parent’s failure to give such prompt notice. The Holder Representative shall be entitled to manage, conduct and control any Tax audits, examinations, appeals, litigation, or other Tax proceedings relating to Tax items and issues of the Company for which the Holders are required to indemnify Parent under Section 12.2(b) (each, a “Tax Contest”), unless such Tax Contest arises in a proceeding that also involves Tax items or issues of the Parent or any of its Affiliates other than the Company or that also involves Tax items or issues of the Surviving Entity for taxable periods ending after the Closing Date, in which case the Holder Representative and the Parent shall jointly control the Tax Contest. In any event, the Parent shall have the right to participate in, and consult with the Holder Representative regarding, any Tax Contest described in this paragraph that may affect the Surviving Entity for any periods ending after the Closing Date at the Parent’s own expense, and the Holder Representative shall keep the Parent reasonably informed of material developments in such Tax Contest and provide the Parent with copies of any written correspondence from or to the relevant Tax Authority with respect to such Tax Contest. Any settlement or other disposition of any Tax Contest (whether administratively or after the commencement of litigation), which is controlled by the Holder Representative pursuant to this paragraph and which could reasonably be expected to increase any Taxes of the Surviving Entity in any taxable period or portion thereof ending after the Closing Date, may only be with the written consent of the Parent, which consent will not be unreasonably withheld, conditioned or delayed. In cases where the Tax Contest is jointly controlled, neither party may settle or concede, either administratively or after the commencement of litigation, any such Tax Contest without the written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed. In no event shall the Parent be entitled to settle or concede, either administratively or after the commencement of litigation, any Tax Contest relating to Taxes for which the Holders are required to indemnify Parent under Section 12.2(b) unless (i) the Holder Representative consents (in writing) to such settlement or concession, which consent will not be unreasonably withheld, conditioned or delayed or (ii) the Parent agrees to waive its right to be indemnified for the issue being conceded or settled. In the event of a conflict between the provisions of this Section 8.4 and Article XII, the provisions of this Section 8.4 shall control.

SECTION 8.5. Merger Consideration Allocation. The Merger Consideration and any liabilities of the Company that for Tax purposes are treated as assumed by the Parent (collectively, the “Tax Purchase Price”) shall be allocated among the assets of the Company in such a manner as is set forth in a purchase price allocation schedule that is jointly prepared and mutually agreed to by the Holder Representative and the Parent prior to, or as soon as practicable after, the Closing Date (the “Agreed Asset Acquisition Statement”). The Tax Purchase Price as finally determined shall be allocated in accordance with the Agreed Asset Acquisition Statement, all income Tax Returns and reports filed by the Parent and the Holder Representative shall be prepared consistently with the Agreed Asset Acquisition Statement, and no party nor any of their respective Affiliates or direct or indirect owners shall take a position on any Tax Return, or before any Governmental Authority in connection with the examination of a Tax Return or in any judicial proceeding, that is in any manner inconsistent with the Agreed Asset Acquisition Statement, except as required by applicable Law. Notwithstanding anything herein to the contrary, in the event that the Holder Representative and the Parent are unable to mutually agree to an Agreed Asset Acquisition Statement within ninety (90) days after the Closing Date, each party shall be permitted to adopt its own positions regarding the allocation of Tax Purchase Price among the assets of the Company and neither party shall have any further obligations to the other with respect to such allocations of Tax Purchase Price.

SECTION 8.6. Tax Characterization of Transaction. The Parties acknowledge and agree that (i) the merger is properly characterized for U.S. federal income Tax purposes as a taxable sale of the assets of (followed by liquidating distributions of the sales proceeds by) the Company and as a purchase of assets of the Company by the Parent, and (ii) none of the Parties shall adopt positions inconsistent with such characterization or treatment in any Tax Return or Tax Contest, except to the extent there is a change in Tax law requiring a different characterization.

SECTION 8.7. Transfer Taxes. The Parent shall bear all sales, use, gross receipts, transfer, and similar Taxes, if any, assessed or payable in connection with the Merger pursuant to this Agreement; provided that the party legally responsible for any such Taxes shall timely remit same, and if the Holders are the legally responsible party, the Parent shall reimburse the Holder Representative for such Taxes.

SECTION 8.8. Cooperation; Access to Records. After the Closing Date, each of the Holder Representative and the Parent shall:

(a) assist (and cause its respective Affiliates to assist) the other party in preparing any Tax Returns which such other party is responsible for preparing and filing in accordance with Section 8.1;

(b) promptly notify the other party in writing upon receipt of notice of any pending or threatened audits or assessments relating to Taxes for which the other party may be required to pay indemnification under Article XII;

(c) cooperate fully in preparing for and conducting any audits of, or disputes with taxing authorities regarding, any Tax Returns of the Company;

(d) make available to the other party and to any taxing authority as reasonably requested all records, documents, accounting data and other information relating to Taxes of the Company;

(e) furnish the other party with copies of all correspondence received from any taxing authority in connection with any Tax audit or information request with respect to any such taxable period for which the other party may have any liability under Section 12.2; and

(f) execute and deliver such powers of attorney and other documents as are necessary to carry out the purposes and intent of this Article VIII.

SECTION 8.9. Tax Treatment of Payments. All amounts payable under Sections 12.2 and 12.3 shall be treated as adjustments to the Tax Purchase Price for all Tax purposes, except and to the extent (i) any portion of one or more of such amounts is treated as interest under section 1272, 1274 or 483 of the Code or other provision of the Code and any similar provision of state and local Tax law or (ii) otherwise required under applicable tax law.

ARTICLE IX

CONDITIONS PRECEDENT TO PARENT’S OBLIGATIONS

The obligation of the Parent to consummate the Merger and the transactions contemplated hereby on the Closing Date is subject to the satisfaction (or waiver by the Parent) of the following conditions at or prior to the Closing:

SECTION 9.1. Accuracy of Representations and Warranties. The representations and warranties of the Holders and the Company contained in Articles IV and V shall be true and correct (disregarding all materiality and Material Adverse Effect qualifications) on and as of the Closing Date, in each case as if made on and as of the Closing Date (except for any such other representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct (disregarding all materiality and Material Adverse Effect qualifications) as of such date or with respect to such period), except to the extent that the failure of any such other representations and warranties to be true and correct (disregarding all materiality and Material Adverse Effect qualifications) would not reasonably be expected to have a Material Adverse Effect.

SECTION 9.2. Performance of Covenants. The Holders and the Company shall have performed and complied in all material respects with the covenants and obligations contained in this Agreement required to be performed or complied with by them between the date hereof and the Closing Date.

SECTION 9.3. No Order; Certain Legal Proceedings. No Order shall be in effect prohibiting, enjoining or restraining the consummation of the transactions contemplated in this Agreement. No Governmental Authority shall have commenced a Legal Proceeding against the Company, any Holder or the Parent seeking to enjoin or prohibit the consummation of the transactions contemplated hereby.

SECTION 9.4. HSR Clearance. Any “waiting period” or extension thereof applicable under the HSR Act to the transactions contemplated by this Agreement shall have expired or been terminated.

SECTION 9.5. Closing Deliveries. The Parent shall have received the items to be delivered by the Holders and the Company pursuant to Section 3.2.

SECTION 9.6. Third Party Consents. Each of the Consents set forth in Section 9.6 of the Company Disclosure Schedule that are required under the terms of the Material Contracts or Real Property Agreements described therein in order to consummate the transactions contemplated hereby (the “Material Consents”) shall have been obtained, shall be in form and substance reasonably satisfactory to the Parent and shall be in full force and effect. Copies of the Material Consents shall have been delivered to the Parent.

SECTION 9.7. Absence of Material Adverse Effect. Since the date of this Agreement, there has been no Material Adverse Effect.

SECTION 9.8. [REDACTED]*

Notwithstanding the foregoing, the Parent may not rely on the failure of any condition set forth in this Article IX to be satisfied if such failure (i) resulted from an action or inaction on the part of any of the Holders, the Company or their Affiliates requested in writing or consented to in writing by the Parent or (ii) was caused by the failure of the Parent to comply with its obligations under this Agreement.

ARTICLE X

CONDITIONS PRECEDENT TO

THE OBLIGATIONS OF THE COMPANY

The obligation of the Company to consummate the Merger and the other transactions contemplated hereby on the Closing Date is subject to the satisfaction (or waiver by the Company) of the following conditions at or prior to the Closing:

SECTION 10.1. Accuracy of Representations and Warranties. Each of the representations and warranties of the Parent and the Merger Subsidiary contained in Article VI shall be true and correct (disregarding all materiality qualifications) on and as of the Closing Date, in each case as if made on and as of the Closing Date (except for the representations and warranties that address matters only as of a particular date or only with respect to a specific period of time, which need only be true and correct (disregarding all materiality qualifications) as of such date or with respect to such period), except to the extent that the failure of any such representations and warranties to be true and correct (disregarding all materiality qualifications) would not reasonably be expected to prevent, impede or otherwise affect in any material respect the transactions contemplated by this Agreement.

SECTION 10.2. Performance of Covenants. Each of the Parent and Merger Subsidiary shall have performed and complied in all material respects with the covenants and obligations contained in this Agreement required herein to be performed or complied with by it between the date hereof and the Closing Date.

SECTION 10.3. No Order; No Legal Proceedings. No Order shall be in effect prohibiting, enjoining or restraining the consummation of the transactions contemplated in this Agreement. No Governmental Authority shall have commenced a Legal Proceeding against the Company, any Holder or the Parent seeking to enjoin or prohibit the consummation of the transactions contemplated hereby.

SECTION 10.4. HSR Clearance. Any “waiting period” or extension thereof applicable under the HSR Act to the transactions contemplated by this Agreement shall have expired or been terminated.

SECTION 10.5. Closing Deliveries. The Company shall have received all of the items to be delivered by the Parent pursuant to Section 3.3.

Notwithstanding the forgoing, the Company may not rely on the failure of any condition set forth in this Article X to be satisfied if such failure (i) resulted from any action or inaction on the part of the Parent or the Merger Subsidiary requested in writing or consented to in writing by the Holders or the Company or (ii) was caused by the failure of the Company to comply with its obligations under this Agreement.

ARTICLE XI

TERMINATION

SECTION 11.1. Termination of Agreement. Notwithstanding anything to the contrary contained herein, this Agreement may be terminated at any time before the Closing only as follows:

(a) Mutual Consent. By mutual written consent of the Company and the Parent;

(b) Failure to Close. By the Company or the Parent, if at any time after the expiration of two Business Days from the scheduled date of the Closing fixed in accordance with Section 2.1 the conditions to the obligations of the other party to consummate the transactions contemplated hereby (other than any conditions to be satisfied through the making of payments or the delivery of documents at the Closing) shall have been satisfied, but the other party shall have failed or refused to consummate such transactions;

(c) Expiration Date. By the Company or the Parent, if the Closing shall not have occurred prior to or on July 23, 2012 (which date may be extended by the mutual written agreement of the Company and the Parent); provided, however, that a party may not terminate this Agreement pursuant to this paragraph (c) if the failure of the Closing to occur on or before such date is attributable in whole or in any substantial part to the breach by such party of any covenant or obligation of such party contained in this Agreement; or

(d) Consummation Prohibited. By the Company or the Parent, if consummation of the transactions contemplated hereby would violate any non-appealable final Order of a Governmental Authority having competent jurisdiction.

SECTION 11.2. Effect of Termination.

(a) If this Agreement is terminated pursuant to Section 11.1, all further obligations of the parties to this Agreement shall terminate without further liability of any party to another, except that this Section 11.2, Section 7.4 and Article XIV shall survive any termination; provided, however, that nothing herein shall relieve a breaching or defaulting party for liability arising from any breach or default by it that takes place prior to the date of termination of this Agreement.

(b) If this Agreement is terminated for any reason, the Parent shall return or cause to be returned to the Company all Confidential Information and all other documents, materials and records (including records in electronic form) obtained from any of the Holders or the Company or any of their Affiliates or any other Person acting on their behalf in connection with the transactions contemplated hereby and will continue to keep confidential and not use or disclose any information not returned because it is not included or reflected in any documents, materials or records.

ARTICLE XII

INDEMNIFICATION

SECTION 12.1. Survival of Representations and Warranties and Covenants. The representations and warranties (other than the Fundamental Representations and the Statutory Representation) and covenants and agreements of the parties contained in this Agreement, and rights to indemnification in respect thereof, shall survive the Closing and continue in effect until [REDACTED]*; provided, that those covenants and agreements that by their terms are to be performed in whole or in part subsequent to the Closing shall remain in full force until such particular covenant or agreement is fully performed as provided in this Agreement. The Fundamental Representations, and the rights of indemnification in respect thereof, shall survive the Closing and continue in effect [REDACTED]*. The Statutory Representation, and the rights of indemnification in respect thereof, shall survive the Closing and continue in effect until [REDACTED]* with respect to the subject matter thereof. The agreement of the Holders to provide indemnification pursuant to Section 12.2(b) shall continue until [REDACTED]* with respect to the Taxes that are covered by Section 12.2(b). The agreement of the Holders to provide indemnification pursuant to Section 12.2(c) shall continue until [REDACTED]* applicable to the subject matter of such indemnification provision. The period for which a representation or warranty, covenant or agreement contained in this Agreement survives the Closing is referred to herein as the “Survival Period.” Notwithstanding anything herein to the contrary, after the expiration of the Survival Period applicable to any representation, warranty, covenant or agreement of the parties set forth in this Agreement: (A) such representation, warranty, covenant or agreement shall be of no further force or effect; and (B) no Indemnified Party shall be entitled to any indemnification rights arising from a breach of such representation, warranty, covenant or agreement except to the extent that such Indemnified Party has given written notice thereof to the Indemnifying Party during the Survival Period pursuant to the applicable provisions of this Article XII.

SECTION 12.2. Holders’ Indemnification Obligations.

(a) Subject to the limitations set forth in this Article XII, from and after the Closing Date, each Holder shall, severally (in proportion to its Sharing Ratio) and not jointly, indemnify and hold the Parent and each of its officers, directors, managers, partners, members and employees (the “Parent Indemnified Parties”) harmless from and against any and all Claims, judgments, causes of action, liabilities, obligations, damages, losses, deficiencies, costs, penalties, interest and expenses (collectively, “Losses”) arising out of (i) any breach of any representation or warranty of such Holder contained in Article IV, (ii) any breach of any covenant on the part of such Holder contained in this Agreement, (iii) any breach of any representation or warranty of the Company contained in Article V and (iv) any breach of any covenant on the part of the Company contained in this Agreement, but only to the extent that such agreement or covenant is required to be performed prior to or at Closing.

(b) Subject to the limitations set forth in this Article XII, from and after the Closing Date, each Holder shall, severally (in proportion to its Sharing Ratio) and not jointly, indemnify and hold the Parent Indemnified Parties harmless from and against any Losses arising out of Taxes of the Company that are attributable to any taxable periods and partial taxable periods ending on or before the Closing Date (“Pre-Closing Tax Periods”), except to the extent such Taxes were reflected as liabilities in the Final Working Capital or were reserved for in the Latest Balance Sheet. For purposes of this Section 12.2(b), in the case of any Taxes that are payable for a Tax period that includes, but does not end on, the Closing Date (a “Straddle Period”), the portion of such Tax attributable to the Pre-Closing Tax Period shall (A) in the case of any Tax based upon or related to income, sales, gross receipts or wages, be deemed to equal the amount that would be payable if the Pre-Closing Tax Period ended (and the books of the Company were closed) on the Closing Date and (B) in the case of any Taxes other than those described in clause (A) (e.g., property or ad valorem Taxes), be deemed to be the amount of such Tax for the Straddle Period multiplied by a fraction (i) the numerator of which is the days in the Pre-Closing Tax Period and (ii) the denominator of which is the number of days in the entire Straddle Period.

(c) Subject to the limitations set forth in this Article XII, from and after the Closing Date, the Holders shall, severally (in proportion to their Sharing Ratios) and not jointly, indemnify and hold the Parent Indemnified Parties harmless from and against any [REDACTED]*. For the avoidance of doubt, the Holders obligations under this Section 12.2(c) shall not extend to [REDACTED]* After the Closing, the Parent agrees that it shall use commercially reasonable efforts to cause the Surviving Entity to [REDACTED]* Each of Rex and Summit hereby releases and forever discharges the Parent, the Surviving Entity, and each and every of their respective Affiliates, officers, directors, shareholders, partners, members, managers, employees and agents (the “Parent Releasees”), from any and all claims, demands, proceedings, causes of action, orders, obligations, debts and liabilities whatsoever, whether known or unknown, suspected or unsuspected, both at law and in equity, which Rex, Summit or any of their respective Affiliates has, has ever had or may hereafter have against any Parent Releasee arising in connection with [REDACTED]* the Company Disclosure Schedule.

(d) For the purposes of the indemnification provisions contained in this Article XII, in determining the amount of any Loss arising out of any inaccuracy in or breach of any representation or warranty (but not for purposes of determining whether a breach of any such representation or warranty has occurred), all materiality, Material Adverse Effect or other similar qualifications contained in or otherwise applicable to such representation or warranty shall be disregarded.

SECTION 12.3. Parent’s Indemnification Obligations. Subject to the limitations set forth in this Article XII, from and after the Closing Date, the Parent shall indemnify and hold each of the Holders and its Affiliates and each of their respective officers, directors, managers, partners, members and employees (the “Holder Indemnified Parties”) harmless from and against any and all Losses arising out of (a) any breach of any representation or warranty of the Parent contained in Article VI, (b) any breach of any covenant on the part of the Parent contained in this Agreement or (c) any breach of any covenant on the part of the Company or Surviving Entity contained in this Agreement, but only to the extent that such agreement or covenant is required to be performed after Closing.

SECTION 12.4. Limitations on Indemnification.

(a) In no event shall the indemnification obligations of the Holders include any obligation to provide indemnification for Covered Losses unless and until the aggregate amount of all Covered Losses for which the Parent Indemnified Parties are entitled to indemnification exceeds an amount equal to [REDACTED]* (the “Indemnity Basket”), in which case the Parent Indemnified Parties may be entitled (subject to the other limitations herein) to indemnification only for Covered Losses in excess of the Indemnity Basket. In addition to the foregoing limitation, if the total amount of Covered Losses arising out of a specific breach does not exceed [REDACTED]*, then no Parent Indemnified Party shall be entitled to indemnification for any such Covered Losses and such Covered Losses shall not be included for purposes of determining whether the Indemnity Basket has been exceeded.

(b) The maximum obligation of the Holders to provide indemnification to any and all Parent Indemnified Parties pursuant to Sections 12.2(a) (other than in respect of the Fundamental Holder Representations, the Fundamental Company Representations or the Statutory Representation) shall be limited to [REDACTED]*. Notwithstanding the preceding sentence, [REDACTED]*, the maximum obligation of the Holders to provide indemnification to any and all Parent Indemnified Parties pursuant to Sections 12.2(a) (other than in respect of the Fundamental Holder Representations, the Fundamental Company Representations or the Statutory Representation) and 12.2(c) shall be limited to an amount equal to [REDACTED]*; provided, however, that any such indemnification obligation shall be satisfied first from the Escrow Account to the extent any funds remain therein, and thereafter by each Holder, severally (in accordance with its Sharing Ratio) but not jointly.

(c) The maximum obligation of the Holders to provide indemnification to any and all Parent Indemnified Parties pursuant to Section 12.2(a)(iii) in respect of the Statutory Representation and pursuant to Sections 12.2(b) and 12.2(c) shall be limited to an amount equal to [REDACTED]*; provided, however, that any such indemnification obligation shall be satisfied first from the Escrow Account to the extent any funds remain therein, and thereafter by each Holder, severally (in accordance with its Sharing Ratio) but not jointly.

(d) The maximum obligation of the Holders to provide indemnification to any and all Parent Indemnified Parties pursuant to Sections 12.2(a)(i) and 12.2(a)(iii) in respect of the Fundamental Holder Representations and the Fundamental Company Representations shall be limited to an amount equal to [REDACTED]*; provided, however, that any such indemnification obligation shall be satisfied first from the Escrow Account to the extent any funds remain therein, and thereafter (A) in the case of the Fundamental Holder Representations, by the Holder who made such representations and (B) in the case of the Fundamental Company Representations, by each Holder, severally (in accordance with its Sharing Ratio) but not jointly.

(e) Notwithstanding anything to the contrary contained in this Article XII, any Losses subject to indemnification pursuant to Section 12.2 shall be decreased to the extent that the amount of such Losses are reflected as a liability, reserve, accrual or other item on the Final Balance Sheet or are otherwise included in the determination of the Final Adjustment Amount.

SECTION 12.5. Third-Party Claims. If any third party asserts a Claim (a “Third-Party Claim”) against an Indemnified Party that could reasonably be expected to give rise to a right on the part of the Indemnified Party to indemnification under this Article XII, the Indemnified Party shall give notice of such Third-Party Claim to the Holder Representative (in the case of a Third-Party Claim asserted against a Parent Indemnified Party) or the Parent (in the case of a Third-Party Claim asserted against a Holder Indemnified Party) as soon as practicable (but in no event later than ten Business Days after receiving written notice of such Third-Party Claim), and the Indemnifying Party shall have the right to assume the defense of such Third-Party Claim; provided, however, that the failure to so notify the Indemnifying Party will not relieve the Indemnifying Party from any liability that the Indemnifying Party may have hereunder with respect to such Third-Party Claim, except to the extent that the Indemnifying Party is materially prejudiced as a result of such failure, including where the failure to so notify the Indemnifying Party results in material Losses to the Indemnifying Party or the forfeiture of substantive rights or defenses that would otherwise be available in the defense of such Third-Party Claim; and provided, further that the Indemnifying Party shall not have the right to assume the defense of any Third-Party Claim asserted by or on behalf of a Governmental Authority or any Third-Party Claim seeking injunctive relief if the Indemnified Party determines in good faith that such action would reasonably be expected to have a material adverse effect on the conduct of its business or future operations (other than as the result of the payment of any damages in respect of such Third-Party Claim). If the Indemnifying Party elects not to assume the defense, is not entitled to assume the defense or fails to assume the defense in a timely manner, then the Indemnified Party may employ counsel reasonably satisfactory to the Indemnifying Party to represent or defend it against any such Third-Party Claim, and, subject to Section 12.4, the reasonable out-of-pocket attorney’s fees and other out-of-pocket costs incurred by the Indemnified Party for such counsel and defense will be included in the Indemnified Party’s Losses; provided, however, that the Indemnified Party’s Losses shall not, in connection with any Legal Proceeding or separate but substantially similar Legal Proceedings arising out of the same general allegations, include the fees and expenses of more than one separate firm of attorneys at any time for all Indemnified Persons, except to the extent that local counsel, in addition to its regular counsel, is required, in the reasonable judgment of the Indemnified Party, in order to effectively defend against such Legal Proceeding. If the Indemnifying Party does assume the defense of a Third-Party Claim, the Indemnified Party shall have the right to participate in the defense of such Third-Party Claim at its expense. If the Indemnified Party retains its own counsel, the Indemnifying Party shall reasonably cooperate in providing information to and consulting with the Indemnified Party about the Third-Party Claim. The Indemnifying Party shall not, without the prior written consent of the Indemnified Party, enter into any settlement with respect to any Third-Party Claim it has assumed the defense of (i) unless such settlement includes an unconditional release of the Indemnified Party for liability arising out of such claim or (ii) if such settlement imposes injunctive relief upon the Company in a manner that would adversely impact the business or future operations of the Company. Notwithstanding anything to the contrary contained herein, in no event shall the Indemnified Party consent to the entry of judgment or enter into any settlement with respect to a Third-Party Claim for which it is seeking indemnification without the prior written consent of the Indemnifying Party. In the case of any Third Party Claim as to which the Holder Representative assumes or conducts the defense of such claim, the reasonable out of pocket costs and expenses of such defense shall be paid by each Holder, severally (in proportion to its Sharing Ratio) but not jointly.

SECTION 12.6. Procedures.

(a) Notwithstanding anything to the contrary herein, no Parent Indemnified Party shall be entitled to indemnification under this Article XII unless it has duly delivered a written notice to the Holder Representative (a “Notice of Claim”) before the expiration of the applicable Survival Period setting forth: (i) a statement that such Parent Indemnified Party believes in good faith that there is or has been a breach of a representation, warranty, covenant or obligation contained in this Agreement, with reference to the specific representation, warranty, covenant or obligation, and that such Parent Indemnified Party is entitled to be held harmless and indemnified under this Article XII, (ii) a brief description of the circumstances supporting such Parent Indemnified Party’s belief that there is or has been such a breach, (iii) a good faith estimate of the aggregate dollar amount of actual and potential Losses for which it is entitled to be indemnified hereunder and that have arisen and may arise as a result of the breach (the “Claimed Amount”) and (iv) in the event of a Third-Party Claim, a copy of such Third-Party Claim (if available) and a description of the basis for such Third-Party Claim.

(b) If during the 30-Business Day period commencing upon the receipt by the Holder Representative of a Notice of Claim, the Holder Representative delivers to the Parent Indemnified Party a written response (the “Response Notice”) in which the Holder Representative objects to the payment of some or all of the Claimed Amount to such Parent Indemnified Party, then the Holder Representative and such Parent Indemnified Party shall attempt in good faith to resolve the dispute.

(c) If the Holder Representative and Parent Indemnified Party are unable to resolve the dispute during the 30-day period commencing upon the receipt of the Response Notice by the Parent Indemnified Party, then such dispute (and any other disputes relating to the Claimed Amount or the related Indemnification Claim) shall be submitted to, and settled by, arbitration in accordance with the procedures in Section 14.10.

(d) Funds shall be released from the Escrow Account only in accordance with the Escrow Agreement.

SECTION 12.7. Exclusive Remedy. Notwithstanding anything in this Agreement to the contrary, any indemnification obligation of any Holder for Losses under this Agreement shall be satisfied first by recourse to the Escrow Account, and the Parent Indemnified Parties shall not seek any recovery from the Holders themselves until such time as the Escrow Account has been exhausted. Parent shall not seek any indemnification, contribution repayment or other remedy or recourse directly or indirectly (through any director or officer of the Company or otherwise) from any Holder or its respective Affiliates with respect to any matter relating to the Company or its business, operations, properties or assets (including, but not limited to, any matters relating to the merchantability, value or use of any such properties or assets), financial condition or results of operations, or the subject matter of this Agreement (whether on the basis of a claim sounding in tort, contract, statute or otherwise) other than claims for indemnification pursuant to, and subject to the limitations contained in, this Article XII. Unless otherwise prohibited by applicable Law (pursuant to statutory or other provisions that cannot be waived by the parties), and except for claims for intentional fraud, from and after the Closing, the remedies of the parties specifically provided for in this Article XII shall be the sole and exclusive remedies of the parties for all matters covered or contemplated by this Agreement (including any breach of a representation, warranty or covenant); provided, however, that nothing herein shall limit the right of any party to seek specific performance or injunctive relief in connection with a breach by another party of its obligations under this Agreement that occurs after the Closing Date. In no event shall any party be liable to any other party for special, punitive, exemplary, incidental, consequential or indirect damages, lost profits, diminution in value, damage to reputation or loss to goodwill, whether based in contract, tort, strict liability or otherwise, except in the case of such items payable in satisfaction of a Third Party Claim for which such party is entitled to indemnification hereunder.

SECTION 12.8. Mitigation; Insurance. In the case of any Indemnification Claims for which it is reasonably likely that a party may have a direct or indirect right of recovery against one or more third parties (including, but not limited to, rights of recovery under insurance policies or indemnification arrangements with third parties), such party shall seek recovery of such Indemnification Claims from such third parties for so long as pursuit of such recovery is commercially reasonable unless such party reasonably determines that seeking such recovery is likely to result in a material increase in future premiums. To the extent that a party obtains recovery in respect of any Indemnification Claims from any third parties, such party shall use the funds provided by such recovery (in lieu of funds provided by any other party pursuant to the indemnification provisions of this Article XII) to pay or otherwise satisfy such Indemnification Claims and the amount of any Losses with respect to any Indemnification Claim for which indemnification is available under this Article XII shall be reduced by the amount of such insurance proceeds or other such funds realized or paid to the Indemnified Party. If, after the making of any payment in respect of an Indemnification Claim under this Article XII, the amount of the Losses to which such payment relates is reduced by recovery, settlement or otherwise under any insurance coverage, or pursuant to any claim, recovery, settlement or payment by or against any other Person, the amount of such reduction will promptly be repaid by the Indemnified Party to the Indemnifying Party. Each party hereto shall take commercially reasonable steps within its control to mitigate its Losses upon and after becoming aware of any event which could reasonably be expected to give rise to any Losses; provided, that any obligation to seek insurance recovery shall be subject to limitations set forth in the first sentence of this Section 12.8.

SECTION 12.9. Indemnification Net of Tax Benefit. The amount of any Losses with respect to any Claim for which indemnification is available under this Article XII (an “Indemnification Claim”) shall be reduced by the Tax Benefit actually realized by the Indemnified Parties and their Affiliates as a result of such Losses. For these purposes, “Tax Benefit” means the positive excess, if any, of (i) the excess (if any) of the Tax liability of the Indemnified Parties and their Affiliates without regard to such Losses for the taxable year in which the Loss occurs, over the Tax liability of the Indemnified Parties and their Affiliates for the taxable year in which the Loss occurs taking into account such Losses, with all other circumstances remaining unchanged, over (ii) the excess (if any) of the Tax liability of the Indemnified Parties and their Affiliates for the taxable year in which the Loss occurs determined after taking into account the receipt/accrual of the indemnity payments under this Article XII with respect to such Indemnification Claim, over the Tax liability of the Indemnified Parties and their Affiliates for the taxable year in which the Loss occurs determined without regard to the receipt/accrual of the indemnity payments under this Article XII with respect to such Indemnification Claim. Notwithstanding anything contained herein, this provision shall not enable the Holders or Holder Representative to have access to the Tax records of the Parent or its Affiliates (including the Company) following Closing.

SECTION 12.10. Cooperation; Access to Documents and Information. The parties shall cooperate with each other in connection with resolving any Indemnification Claims. Without limiting the generality of the foregoing, any Indemnified Party who desires to assert an Indemnification Claim pursuant to this Agreement shall (i) provide to the Indemnifying Party all documents books, records and other information relating to such Indemnification Claim which are in the possession of the Indemnified Party or its Affiliates or can be obtained by the Indemnified Party without undue cost or expense as promptly as practicable and (ii) give the Indemnifying Party reasonable access from time to time to the accounting and other appropriate personnel and the independent accountants of the Indemnified Party and its Affiliates in order to permit the Indemnifying Party to obtain information reasonably required to evaluate such Indemnification Claim.

ARTICLE XIII

DEFINITIONS

SECTION 13.1. Certain Definitions. As used in this Agreement, the terms set forth below shall have the following respective meanings:

“Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Parent or any of its Affiliates) concerning (i) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving the Company; (ii) the issuance or acquisition of Equity Interests of the Company; or (iii) the sale, lease, exchange or other disposition of the System or any significant portion of the Company’s properties or assets.

“Affiliate” means, with respect to any Person, (a) any Subsidiary of such Person or (b) any other Person that, directly or indirectly, controls, is controlled by, or is under common control with, such Person. For the purposes of this definition, “control” means the possession of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Business Day” means any day except a Saturday, Sunday or federal holiday.

“Claim” means any demand, claim, investigation or action that is asserted or arises in a Legal Proceeding or otherwise.

“Closing Calculation Date” means the last calendar day of the full month ended immediately prior to the month in which the Closing Date occurs; provided, that if the Closing occurs on the last calendar day of a month, then the “Closing Calculation Date” means the Closing Date, but immediately prior to Closing.

“Closing Cash” means the aggregate amount of the Company’s cash and cash equivalents on hand or in bank accounts (including deposits in transit) as of the Closing Date, but immediately prior to the Closing.

“Closing Indebtedness” means the amount of principal and interest outstanding under the Company Credit Agreement immediately prior to Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Credit Agreement” means the Credit Agreement, dated March 7, 2012, by and among the Company, U.S. Bank National Association, as Administrative Agent and LC Issuer, and the Lenders party thereto.

“Company’s Knowledge” means those facts, events or circumstances actually known to [REDACTED]* as of the applicable date based upon information that comes to the attention of any such individual (i) in the course of performing his or her duties [REDACTED]* and (ii) after inquiry to such person’s direct reports regarding the accuracy of the representations and warranties contained in Article V, it being understood that this definition shall not require any further inquiry or investigation on the part of any such persons.

“Company Property” means all Real Property owned, leased or used by the Company on which any portion of the System is situated or that is material to the construction or operation of the System as currently conducted.

“Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 30, 2012, between the Company and the Parent.

“Consent” means any consent, approval or authorization required to be obtained from any Governmental Authority or third Person.

“Contract” means any written contract, agreement, indenture, note, bond, loan, instrument, lease, conditional sale contract, mortgage or insurance policy.

“Copyrights” means United States and foreign copyrights and maskwork rights, whether registered or unregistered, and pending applications to register the same.

“Covered Losses” means Losses for which indemnification is available pursuant to Section 12.2(a), but excluding (i) Losses covered by Section 12.2(a)(i) that arise from the breach by a Holder of a Fundamental Holder Representation, (ii) Losses covered by Section 12.2(a)(ii) that arise from the breach by a Holder of an agreement or covenant of such Holder that is required to be performed after the Closing or (iii) Losses covered by Section 12.2(a)(iii) that arise from the breach by the Company of a Fundamental Company Representation or Statutory Representation.

“Disclosure Schedule” means a disclosure schedule provided by a party to one or more other parties from time to time in connection with this Agreement.

“Enforceability Exceptions” means, with reference to the enforcement of the terms and provisions of this Agreement or any other Contract, that the enforcement thereof is or may be subject to the effect of (i) applicable bankruptcy, receivership, insolvency, reorganization, moratorium, fraudulent conveyance, fraudulent transfer and other similar laws relating to or affecting the enforcement of the rights and remedies of creditors or parties to executory contracts generally; (ii) general principles of equity (regardless of whether such enforceability is considered in a proceeding at law or in equity) and the exercise of equitable powers by a court of competent jurisdiction; and (iii) applicable law or public policy limiting the enforcement of provisions providing for the indemnification of any Person.

“Environmental Laws” means any Laws relating to protection of the environment or human health or safety from actual or potential exposure (or the effects of exposure) to any actual or potential release, discharge, spill or emission of, or regarding the manufacture, processing, production, gathering, handling transportation, use, remediation, treatment, storage or disposal of, any Hazardous Materials.

“Environmental Liability” of any Person means any liability or obligation of such Person, whether accrued, contingent, absolute or otherwise (i) resulting from or attributable to the actual or threatened Releases of Hazardous Materials or resulting from or attributable to exposure to Hazardous Materials; (ii) arising under Environmental Laws or environmental obligations established pursuant to any Contract and resulting from or attributable to the generation, manufacture, processing, distribution, use, treatment, storage, Release or threatened Release, transport, or handling of Hazardous Materials; or (iii) otherwise arising under or related to Environmental Laws or the violation thereof.

“Equity Interests” means (i) with respect to any corporation, all shares, interests, participations or other equivalents of capital stock of such corporation, however designated, and (ii) with respect to any partnership or limited liability company, all partnership or limited liability company interests, units, participations or equivalents of partnership or limited liability company interests of such partnership or limited liability company, however designated.

“Escrow Agent” means CSC Trust Company.

“Escrow Amount” means an amount equal to [REDACTED]*

[REDACTED]*

[REDACTED]*

“Final Closing Cash” means the Closing Cash as finally determined in accordance with the provisions of Section 2.5.

“Final Working Capital” means Net Working Capital as finally determined in accordance with the provisions of Section 2.5.

“Fundamental Company Representations” means the representations and warranties of the Company set forth in Sections 5.1, 5.2 and 5.5.

“Fundamental Holder Representations” means, with respect to each Holder, the representations and warranties of such Holder set forth in Sections 4.1, 4.2 and 4.4.

“Fundamental Parent Representations” means the representations and warranty of the Parent and the Merger Subsidiary set forth in Sections 6.1 and 6.2.

“Fundamental Representations” means the Fundamental Company Representations, the Fundamental Holder Representations and the Fundamental Parent Representations.

“GAAP” means United States generally accepted accounting principles, consistently applied, in effect as of the date of the financial statements to which it refers.

“Governmental Authority” means any federal, state, provincial or local government or governmental regulatory body and any of their respective subdivisions, agencies, instrumentalities, authorities or tribunals.

“GPA Amendment” means the amendment, dated as of the Closing Date, to the Gas Gathering, Compression and Processing Agreement, dated December 21, 2009 (the “GPA Agreement”), as amended April 2011, by and between the Company, Rex and Summit, with Rex Energy Corporation and Sumitomo Corporation (for the limited purpose specifically set forth in the GPA Agreement), in the form agreed to by the parties on or prior to the date hereof.

“Hazardous Materials” means any contaminant, pollutant, substance, material, waste or chemical that is listed, regulated or defined by any Environmental Law, or any other substance that is declared or defined to be hazardous under or pursuant to any Environmental Law, and including any petroleum product, asbestos and asbestos-containing materials, polychlorinated biphenyls, or naturally occurring radioactive material.

“HSR Act” means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976), as amended (including any successor statute).

“Indebtedness” of any Person means, without duplication, (i) indebtedness of such Person for borrowed money, (ii) indebtedness evidenced by notes, debentures, bonds or loan agreements, the payment of which such Person is responsible, (iii) any accrued and unpaid interest on the indebtedness described in clauses (i) and (ii), and (iv) any obligation, contingent or otherwise, of such Person guaranteeing payment of any indebtedness described in clauses (i) and (ii) and the accrued and unpaid interest thereon, of another Person.

“Indemnified Party” means a Holder Indemnified Party or a Parent Indemnified Party.

“Indemnifying Party” means (i) the Parent, in the event a Holder Indemnified Party is entitled to indemnification under the terms of this Agreement or (ii) the Holders, in the event a Parent Indemnified Party is entitled to indemnification under the terms of this Agreement; provided, however, that the Holder Representative shall be entitled to take all actions and make all decisions on behalf of the Holders for purposes of Article XII.

“Intellectual Property” means all intellectual property or proprietary rights throughout the world, including without limitation all such rights embodied in software, source and object code, Internet domain names, and including Copyrights, Patents, Trademarks and Trade Secrets.

“Law” means any federal, state, provincial or local law, statute, rule, ordinance, code or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral action, suit or proceeding (whether public or private and whether civil, criminal or administrative) by or before any court or other Governmental Authority.

“Lien” means any lien, pledge, mortgage, deed of trust, security interest, attachment, levy, right of first refusal or preference right or other similar encumbrance affecting title.

“Manager” means Stonehenge.

“Material Adverse Effect” means (i) any event, change, development or occurrence that, individually or together with any other event, change, development or occurrence, has had or would reasonably be expected to have a material and adverse effect on the Company’s business, condition (financial or otherwise), assets or results of operations, or (ii) an event or circumstance affecting the Company that makes impossible the consummation of the transactions contemplated by this Agreement, but, in each case, excluding any such effect attributable to or resulting from (a) the public announcement of the transactions contemplated hereby, (b) any change in the Laws of general applicability or interpretations thereof by any courts or other Governmental Authorities, (c) any change in general economic conditions or in interest rates, (d) any change in commodity prices or any disruption in the capital markets, (e) any change in conditions affecting the oil and gas industry generally or any sector thereof, (f) any change in the overall business, results of operations or financial condition of any Holder, (g) any action or omission of the Company taken in accordance with the terms of this Agreement or with the prior consent of the Parent, (h) any facts or developments described in the Company Disclosure Schedule, or (i) any expenses incurred by the Company in connection with this Agreement or the transactions contemplated hereby; provided, however, that exceptions contained in clauses (b), (c), (d) and (e) above shall not prevent a determination that there has been a Material Adverse Effect if the event, change, development or occurrence referred to therein affects the Company in a disproportionately adverse manner relative to other similarly situated participants in the gas gathering and processing industry (provided that such event, change, development or occurrence may only be considered to the extent of such disproportionate adverse impact).

“Net Working Capital” means the excess of (i) the current assets of the Company (excluding Closing Cash) over (ii) the current liabilities of the Company (excluding current maturities of and interest on Closing Indebtedness), in each case as calculated as of the Closing Calculation Date, in accordance with and in a manner consistent with the illustration and principles set forth in Exhibit B, and, to the extent that any determination is not governed by such illustration and principles, in accordance with GAAP applied on a basis consistent with past practice and the principles used in the preparation of the Latest Balance Sheet. For purposes of determining current assets and current liabilities, deferred tax assets and deferred tax liabilities will not be taken into account.

“Order” means any order, judgment, injunction, ruling or decree of any court or other Governmental Authority.

“Ordinary Course of Business” means, with respect to the Company, the ordinary course of business consistent with the past custom and practice of the Company, including (a) making expenditures contemplated by and consistent with the Company’s business plan for 2012 prepared by the Manager of the Company in accordance with the Organizational Documents of the Company, (b) making cash distributions to the Holders, (c) incurring expenses in connection with the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby or (d) taking any actions contemplated by this Agreement.

“Organizational Documents” means (i) in the case of any Person organized as a corporation, the certificate or articles of incorporation of such corporation (or, if applicable, the memorandum and articles of association of such corporation) and the bylaws of such corporation, (ii) in the case of any Person organized as a limited liability company, the certificate of formation or organization and the limited liability company agreement, operating agreement or regulations of such limited liability company, (iii) in the case of any

Person organized as a limited partnership, the certificate of limited partnership and partnership agreement of such limited partnership and (iv) in the case of any other Person, all constitutive or organizational documents of such Person which address matters relating to the business and affairs of such Person similar to the matters addressed by the documents referred to in clauses (i) through (iii) above in the case of Persons organized as corporations, limited liability companies or limited partnerships.

“Parent Disclosure Schedule” means the Disclosure Schedule delivered by the Parent to the Company.

“Patents” means issued United States and foreign patents and pending patent applications, including, without limitation, provisional patent applications, continuations, continuations-in-part, divisions, reissues, reexaminations and extensions.

“Permit” means any permit, license, authorization or approval issued by a Governmental Authority.

“Permitted Lien” means any (i) mechanic’s, materialman’s, warehouseman’s, carrier’s and similar liens for labor, materials or supplies incurred under applicable Law or in the Ordinary Course of Business, (ii) purchase money security interests arising in the Ordinary Course of Business, (iii) Liens for Taxes, assessments and other governmental levies, fees or charges which are not due and payable, (iv) rights of landlords in respect of any Real Property Agreement made available to the Parent prior to the date of this Agreement or made available after the date of this Agreement and prior to Closing in respect of Real Property Agreements entered into after the date of this Agreement in accordance with this Agreement, (v) conditions in any Permit granted or issued by any Governmental Authority, (vi) all matters of record in respect of any Right of Way or the property which is the subject of [REDACTED]*, (vii) all matters visible on the ground, imperfections to title, Liens, claims, easements, covenants, conditions, restrictions, and other charges and encumbrances the existence of which would not, individually or in the aggregate, reasonably be expected to be material to the business or operation of the Company or prevent, impede or otherwise adversely affect in any material respect the transactions contemplated by this Agreement; or (viii) Liens and matters of record in connection with such Liens, as identified in Section 13.1(a) of the Company Disclosure Schedule.

“Person” means any natural person, corporation, partnership, limited liability company, trust, unincorporated organization or other entity.

“Real Property” means any lot, parcel or tract of land in which any Person has a property interest.

“Release” means any emission, spill, seepage, leak, escape, leaching, emitting, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment.

[REDACTED]*

“Sharing Ratios” means, in respect of the Holders, the following percentages:

Rex:	28%
Stonehenge:	60%
Summit:	12%

“Statutory Representation” means the representations and warranties set forth in Section 5.16 (Taxes).

“Subsidiary” means, with respect to any Person (the “parent”) at any date, any other Person of which the parent, directly or indirectly, owns Equity Interests that (i) represent more than 50% of the total number of outstanding common or other residual Equity Interests (however denominated) of such Person, (ii) represent more than 50% of the total voting power of all outstanding Equity Interests of such Person which are entitled to vote in the election of directors, managers or other persons performing similar functions for and on behalf of such Person, (iii) are entitled to more than 50% of the dividends paid and other distributions made by such Person prior to liquidation or (iv) are entitled to more than 50% of the assets of such Person or proceeds from the sale thereof upon liquidation.

“System” means the (i) gas pipelines, (ii) gas compression, treating and dehydration facilities, (iii) gas processing facilities, (iv) residue gas compression, delivery, transportation and marketing facilities, (v) natural gas liquids fractionation, transportation and marketing facilities, and (vi) all other facilities, equipment and assets utilized in connection with any of the foregoing, in each case owned, leased or used by the Company and used in the conduct of its business as currently conducted.

“Target Working Capital” means zero ($0) dollars.

“Tax” means all taxes, levies, imposts and similar assessments paid or payable to a Governmental Authority, including, but not limited to, all net income, gross income, gross receipts, sales, use, value added, services, ad valorem, occupation, transfer, franchise, capital stock, profits, license, withholding, payroll, employment, unemployment, excise, estimated, severance, stamp, occupancy or property taxes, together with any interest, penalty or addition to any such tax, and including any liability for any such tax pursuant to Treasury Regulation Section 1.1502-6 or any analogous provision of foreign, state, or local Law, or as a transferee or successor.

“Tax Return” means any return, report, declaration, estimate, information return or other document (including any related or supporting information) filed or required to be filed with any Governmental Entity with respect to Taxes.

“Termination and Release” means the Termination and Release, dated as of the Closing Date, by and among the Company and each Holder, in the form agreed to by the parties on or prior to the date hereof.

“Trade Secrets” means trade secret rights and other similar rights in confidential ideas, know-how, concepts, methods, processes, formulae, reports, data, customer lists, mailing lists, business plans, and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence and not known to the Company’s competitors.

“Trademarks” means United States, state and foreign trademarks and service marks, logos, designs, slogans, product and service names, product descriptions, trade dress, trade names, corporate names, and other trade designations, whether the foregoing are registered or unregistered, and all United States, state and foreign registrations and applications to register the foregoing.

“U.S. Bank” means U.S. Bank National Association.

SECTION 13.2. Other Defined Terms. Each of the terms set forth below has the meaning set forth in the provision set forth opposite such term in the following table:

Term	Provision

AAA	Section 14.10(b)
Accounting Services	Section 7.9(a)
Act	Recitals
Agreed Asset Acquisition Statement	Section 8.5
Agreement	Preamble
Arbiter Objection Statement	Section 2.5(d)
Baker Botts	Section 14.16
Base Consideration	Section 2.1(a)
Books and Records	Section 7.5(a)
Certificate of Merger	Section 1.2
Claimed Amount	Section 12.6(a)
Closing	Section 3.1
Closing Date	Section 3.1
Company	Preamble
Company Disclosure Schedule	Article V
Confidential Information	Confidentiality Agreement
Covered Claims	Section 12.4(a)
DOJ	Section 5.4
Effective Time	Section 1.2
Environmental Permits	Section 5.18(a)
Escrow Account	Section 2.6
Escrow Agreement	Section 2.6
[REDACTED]*	Section 12.4(b)
Estimated Closing Cash	Section 2.2(a)
Estimated Working Capital	Section 2.2(a)
Final Adjustment Amount	Section 2.4(c)
Final Arbiter	Section 2.5(d)
Final Balance Sheet	Section 2.3
Final CFO Certificate	Section 2.3
Financial Statements	Section 5.6(a)
FTC	Section 5.4

Term	Provision

GPA Agreement	Section 13.1
Holders	Preamble
Holder Disclosure Schedule	Article IV
Holder Indemnified Parties	Section 12.3
Holder Representative	Section 14.1(a)
Indemnification Claim	Section 12.9
Indemnity Basket	Section 12.4(a)
Initial Closing Certificate	Section 2.2(a)
Initial Merger Consideration	Section 2.1(a)
Latest Balance Sheet	Section 5.6(a)
Latest Financial Statements	Section 5.6(a)
Leases	Section 5.10(a)
Losses	Section 12.2(a)
Management Services	Section 7.9(a)
Material Consents	Section 9.6
Material Contracts	Section 5.12
Membership Interests	Recitals
Merger	Recitals
Merger Consideration	Section 2.1(b)
Merger Subsidiary	Preamble
Notice of Claim	Section 12.6(a)
Negotiation Period	Section 2.5(b)
Objection Date	Section 2.5(a)
Objection Notice	Section 2.5(a)
Parent	Preamble
Parent Indemnified Parties	Section 12.2(a)
Parent Releasees	Section 12.2(c)
Permitted Representation	Section 14.16
Pre-Closing Tax Periods	Section 12.2(b)
Real Property Agreement	Section 5.10(a)
Response Notice	Section 12.6(b)
Rex	Preamble
Rights of Way	Section 5.10(a)
Stonehenge	Preamble
Straddle Period	Section 12.2(b)
Straddle Period Tax Return	Section 8.1(b)
Summit	Preamble
Survival Period	Section 12.1
Surviving Entity	Section 1.1
Surviving Entity LLC Agreement	Section 1.4
Tax Benefit	Section 12.9
Tax Contest	Section 8.4
Tax Purchase Price	Section 8.5
Third-Party Claim	Section 12.5
Transition Services Period	Section 7.9(a)
Year-End Financial Statements	Section 5.6(a)

ARTICLE XIV

GENERAL

SECTION 14.1. Holder Representative.

(a) Each Holder (A) consents to the deposit of the Escrow Amount in the Escrow Account, (B) agrees that the Merger Consideration will be subject to the adjustment provisions set forth in Article II, (C) agrees that it will be subject to the indemnification provisions set forth in Article XII and (D) designates and appoints KMS Shareholder Representative, LLC, to serve as its true and lawful attorney-in-fact and to act as representative of the Holders (the “Holder Representative”) under this Agreement and the Escrow Agreement and, as such, to act as such Holder’s agent (with full power of substitution) and to take any action on such Holder’s behalf with respect to any and all matters relating to this Agreement and the transactions contemplated hereby, including, without limitation:

(i) to accept payment from the Parent and Escrow Agent on behalf of the Holders;

(ii) to (1) dispute or refrain from disputing, on behalf of such Holder, any claim made by the Parent under this Agreement or the Escrow Agreement; (2) negotiate and compromise, on behalf of such Holder, any dispute that may arise under, and to exercise or refrain from exercising any remedies available under, this Agreement or the Escrow Agreement; and (3) execute, on behalf of such Holder, any settlement agreement, release or other document with respect to such dispute or remedy;

(iii) to enforce, on behalf of such Holder, any claim against Parent arising under this Agreement or the Escrow Agreement;

(iv) to engage attorneys, accountants and agents, including the Final Arbiter in accordance with Section 2.5, at the expense of the Holders;

(v) to amend this Agreement (other than this Section 14.1), or any of the instruments to be delivered to the Parent by such Holder pursuant to this Agreement or the Escrow Agreement;

(vi) to have exclusive power and authority to institute legal action or otherwise act on behalf of such Holder with respect to any claims against the Parent (including any and all claims for non-payment or claims relating to disbursement of escrowed funds) relating to payment of the Merger Consideration and to control and direct any such claims;

(vii) to cause to be paid, on behalf of such Holder, any amount owed to such Holder under the terms of this Agreement or in any other written agreement executed by such Holder or any claim asserted against such Holder by Parent or any Parent Indemnified Party;

(viii) to give such instructions and to take such action or refrain from taking such action, on behalf of such Holder, as the Holder Representative deems, in its sole discretion, necessary or appropriate to carry out the provisions of this Agreement and the Escrow Agreement;

(ix) to withhold and set aside from the payments made hereunder or pursuant to the Escrow Agreement, cash in such amount as the Holder Representative determines in its sole discretion is required to pay any amounts or claims described in Section 14.1(a)(vii) or any fees, charges or expenses incurred in connection with the actions and obligations of the Holder Representative as authorized by this Section 14.1;

(x) to determine, in its sole discretion, the time or times when, purpose for, and manner in which any of the above powers conferred upon the Holder Representative shall be exercised, and the conditions, provisions, covenants of any instrument or document that may be executed by the Holder Representative pursuant to this Section 14.1.

The authority conferred upon the Holder Representative shall be irrevocable and coupled with an interest.

(b) The Parent and the Escrow Agent shall be entitled to conclusively rely on the instructions, decisions and acts of the Holder Representative required, permitted or contemplated to be taken by the Holder Representative hereunder or under the Escrow Agreement.

(c) All decisions and actions by the Holder Representative, including, without limitation, any agreement between the Holder Representative and the Parent (or any Parent Indemnified Party) relating to indemnification obligations under Article XII or any disputes arising hereunder, including the defense or settlement of any claims and the making of payments with respect hereto, shall be binding upon all of the Holders, and no Holder shall have the right to object, dissent, protest or otherwise contest the same. The Holder Representative shall not incur any liability to any of the Holders with respect to any action taken or suffered by any Holder in reliance upon any notice, direction, instruction, consent, statement or other documents believed by the Holder Representative to be genuinely and duly authorized, nor for any other action or inaction taken in its capacity as Holder Representative, including with respect to the indemnification obligations under Article XII, including the defense or settlement of any claims and the making of payments with respect thereto. The Holder Representative may, in all questions arising under this Agreement and the transactions contemplated hereby, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Holder Representative shall not be liable to any of the Holders. The Holder Representative shall not have any duties or responsibilities except those expressly set forth in this Agreement, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or shall otherwise exist against the Holder Representative.

(d) The Holder Representative shall be entitled to rely, and shall be fully protected in relying, upon any statements furnished to it by any Holder, or the Parent, or any other evidence deemed by the Holder Representative to be reliable, and the Holder Representative shall be entitled to act on the advice of counsel selected by it. The Holder Representative shall be fully justified in failing or refusing to take any action under this Agreement unless it shall have received such advice or concurrence of such Holders as it deems appropriate or it shall have been expressly indemnified to its satisfaction by the Holders, against any and all liability and expense that the Holder Representative may incur by reason of taking or continuing to take any such action.

(e) Each of the Holders shall (i) indemnify the Holder Representative (in its capacity as such) against and hold the Holder Representative (in its capacity as such) harmless from, any and all Losses which may at any time be imposed upon, incurred by or asserted against the Holder Representative or any member thereof in such capacity in any way relating to or arising out of its action or failure to take action in good faith pursuant to this Agreement (other than Losses arising out of gross negligence) connection herewith in such capacity, and (ii) reimburse the Holder Representative for all costs and expenses incurred on behalf of Holders (and not reimbursable from the Escrow Account) in accordance with such Holder’s Sharing Ratio of such costs and expenses.

(f) The Holder Representative shall instruct the Parent and the Escrow Agent, as applicable, that the amounts to be distributed to or for the benefit of the Holders pursuant to this Agreement or the Escrow Agreement shall be distributed as follows:

(i) first, to the Holder Representative to pay any amounts, claims, fees, charges or other expenses in accordance with Section 14.1(a)(vii) or (ix); and

(ii) second, to the Holders in accordance with their relative Sharing Ratios.

(g) The agreements in this Section 14.1 shall survive termination of this Agreement.

SECTION 14.2. Amendments. This Agreement may only be amended, modified or supplemented by an instrument in writing executed by each of the parties hereto, subject to Section 14.1(a)(v).

SECTION 14.3. Waivers. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to the benefits of such term, but such waiver shall be effective only if it is in a writing signed by the party entitled to the benefits of such term and against which such waiver is to be asserted. Unless otherwise expressly provided in this Agreement, no delay or omission on the part of any party in exercising any right or privilege under this Agreement shall operate as a waiver thereof, nor shall any waiver on the part of any party of any right or privilege under this Agreement operate as a waiver of any other right or privilege under this Agreement nor shall any single or partial exercise of any right or privilege preclude any other or further exercise thereof or the exercise of any other right or privilege under this Agreement.

SECTION 14.4. Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be sufficiently given if delivered personally or sent by facsimile transmission or recognized international overnight courier to the parties at the following addresses (or at such other address for any party as shall be specified by like notice); provided, that notices of a change of address shall be effective only upon receipt thereof. Notices sent by facsimile transmission shall be effective when receipt is acknowledged, and notices sent by courier guaranteeing next day delivery shall be effective on the next business day after delivery to the courier.

(a)	If to any Holder or the Holder Representative, to:

KMS Shareholder Representative, LLC

5956 Sherry Lane, Suite 900

Dallas, Texas 75225-8020

Attn: Energy Spectrum Partners V, LP

Facsimile: (214) 987-6110

With a copy (which shall not constitute effective notice) to:

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Attn: Geoffrey L. Newton

Facsimile: (214) 661-4753

(b)	If to the Company, to:

Keystone Midstream Services, LLC

c/o Stonehenge Energy Resources, L.P.

11400 Westmoor Circle, Suite 325

Westminster, CO 80021

Attn: Chuck Wilkinson

Facsimile: (303) 451-7394

With a copy (which shall not constitute effective notice) to:

Baker Botts L.L.P.

2001 Ross Avenue

Dallas, Texas 75201

Attn: Geoffrey L. Newton

Facsimile: (214) 661-4753

(c)	If to the Parent, to:

MarkWest Liberty Midstream & Resources, L.L.C.

1515 Arapahoe Street

Tower 1, Suite 1600

Denver, CO 80202

Attn: Sr. Vice President and Chief Commercial Officer

Facsimile: (303) 925-9305

With a copy (which shall not constitute effective notice) to:

MarkWest Liberty Midstream & Resources, L.L.C.

1515 Arapahoe Street

Tower 1, Suite 1600

Denver, CO 80202

Attn: Sr. Vice President and General Counsel

Facsimile: (303) 925-9308

and

Hogan Lovells US LLP

One Tabor Center

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

Attn: George Hagerty

Facsimile: (303) 899-7333

SECTION 14.5. Successors and Assigns; Parties in Interest. This Agreement shall be binding upon and shall inure solely to the benefit of the parties hereto and their respective successors, legal representatives and permitted assigns. Neither this Agreement nor any rights or obligations hereunder may be assigned without the written consent of the other parties. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person, other than the parties hereto and the Indemnified Parties (with respect to the provisions of Article XII), any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement, and no other Person shall be deemed a third-party beneficiary under or by reason of this Agreement.

SECTION 14.6. Severability. If any provision of this Agreement or the application of any such provision to any Person or circumstance, shall be declared judicially to be invalid, unenforceable or void, such decision shall not have the effect of invalidating or voiding the remainder of this Agreement, it being the intent and agreement of the parties that this Agreement shall be deemed amended by modifying such provision to the extent necessary to render it valid, legal and enforceable while preserving its intent or, if such modification is not possible, by substituting therefor another provision that is valid, legal and enforceable and that achieves the same objective.

SECTION 14.7. Entire Agreement. This Agreement (including the Disclosure Schedules and the Exhibits hereto, and the documents and instruments executed and delivered in connection herewith) and the Confidentiality Agreement constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, whether written or oral, among the parties or any of them with respect to the subject matter hereof, and there are no representations, understandings or agreements relating to the subject matter hereof that are not fully expressed in this Agreement and the documents and instruments executed and delivered in connection herewith. All Exhibits and Disclosure Schedules attached to this Agreement are expressly made a part of, and incorporated by reference into, this Agreement.

SECTION 14.8. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware for contracts made and to be fully performed in such state, without giving effect to any choice-of-law rules that would require the application of the laws of another jurisdiction.

SECTION 14.9. Remedies. Each of the parties hereto acknowledges and agrees that (i) the provisions of this Agreement are reasonable and necessary to protect the proper and legitimate interests of the other parties hereto and (ii) the other parties hereto would be irreparably damaged if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to preliminary and permanent injunctive relief to prevent breaches of the provisions of this Agreement by other parties hereto without the necessity of proving actual damages or of posting any bond, and to enforce specifically the terms and provisions hereof, which rights shall be cumulative and in addition to any other remedy to which the parties hereto may be entitled hereunder or at law or equity (which other remedies shall be limited to the provisions of Article XII from and after the Closing).

SECTION 14.10. Arbitration. The parties agree that all disputes, controversies or claims that may arise out of the transactions contemplated by this Agreement, or the breach, termination or invalidity thereof (other than (i) any dispute, controversy or claim in respect of the Final Working Capital or Final Adjustment Amount, which shall be governed by Section 2.5 and (ii) a suit to obtain specific performance of the provisions of this Agreement or obtain other injunctive relief), shall be submitted to, and determined by, binding arbitration in accordance with the following procedures:

(a) Either the Parent or the Holder Representative may submit a dispute, controversy or claim to arbitration by giving the other party written notice to such effect, which notice shall describe, in reasonable detail, the facts and legal grounds forming the basis for the filing party’s request for relief. The arbitration shall be held before one neutral arbitrator in Denver, Colorado.

(b) Within 30 days after the other party’s receipt of such demand, the Parent and the Holder Representative shall mutually agree upon a neutral arbitrator. If the parties are unable to agree on the arbitrator within that time period, the arbitrator shall be selected by the American Arbitration Association (“AAA”). In any event, the arbitrator shall have a background in, and knowledge of, transactions in the oil and gas industry and shall otherwise be an appropriate person based on the nature of the dispute. If a person with experience in such matters is not available, the arbitrator shall be chosen from the retired federal judges pool maintained by AAA.

(c) The arbitration shall be governed by the Commercial Arbitration Rules of the AAA, except as otherwise expressly provided in this Section 14.10. However, the arbitration shall be administered by any organization mutually agreed to in writing by the parties. If the parties are unable to agree on the organization to administer the arbitration, it shall be administered by the AAA.

(d) Discovery shall be limited (i) to that for which each party has a substantial, demonstrable need and (ii) to the request for and production of documents, depositions and interrogatories. Except as otherwise provided in this Section 14.10, all discovery shall be guided by the Federal Rules of Civil Procedure. All issues concerning discovery upon which the parties cannot agree shall be submitted to the arbitrator for determination.

(e) In rendering an award, the arbitrator shall determine the rights and obligations of the parties based on the evidence presented and according to the substantive and procedural laws of the State of Delaware, except as otherwise expressly provided in this Section 14.10.

(f) The decision of, and award rendered by, the arbitrator shall (unless the arbitrator determines that this time frame is impracticable) be determined no more than 30 days after the selection of the arbitrator and shall be final and binding on the parties and shall not be subject to appeal. Judgment on the award may be entered in and enforced by any court of competent jurisdiction.

(g) Each party shall bear its own costs and expenses (including filing fees) with respect to the arbitration, including one-half of the fees and expenses of the arbitrator; provided, however, that following the Closing, any such fees or expenses that are to be borne by any Holder or the Holder Representative shall be satisfied out of the Escrow Account to the extent of any funds remaining in such account.

SECTION 14.11. Expenses. Except as otherwise expressly provided herein, each of the parties hereto shall bear its own expenses (including, without limitation, fees and disbursements of its counsel, accountants and other experts) incurred by it in connection with the preparation, negotiation, execution, delivery and performance of this Agreement, each of the other documents and instruments executed in connection with or contemplated by this Agreement and the consummation of the transactions contemplated hereby.

SECTION 14.12. Survival. Except as otherwise set forth in this Agreement, the representations and warranties made in this Agreement or in any agreement, certificate or other document executed in connection herewith shall not survive the Closing.

SECTION 14.13. Release of Information. The parties shall cooperate with each other in releasing information concerning this Agreement and the transactions contemplated hereby. No press releases or other public announcements concerning the transactions contemplated by this Agreement shall be made by any party without prior consultation with, and agreement of, the other parties, except for any legally required communication by any party, including any rules or regulations of any stock exchange, and then only with prior consultation with the other party to the extent practicable.

SECTION 14.14. Disclosure Schedules. For purposes of the representations and warranties of each party contained herein, disclosure in any section of a

Disclosure Schedule delivered by such party of any facts or circumstances shall be deemed to be adequate disclosure of such facts or circumstances with respect to all other representations or warranties made by such party, whether or not such disclosure specifically identifies or purports to respond to one or more of such other representations and warranties, if it is reasonably apparent on its face that such disclosure pertains to the subject matter of such other representations and warranties. Any information provided in a Disclosure Schedule is solely for informational purposes, and the inclusion of such information shall not be deemed to enlarge or enhance any of the representations or warranties of the party providing the Disclosure Schedule pursuant to this Agreement. The inclusion of any information in any section of the Disclosure Schedule or other document delivered by the parties pursuant to this Agreement shall not be deemed to be an admission or evidence of the materiality of such item, nor shall it establish a standard of materiality for any purpose whatsoever.

SECTION 14.15. Certain Rules of Construction. The article and section headings and the table of contents contained in this Agreement are for convenience of reference only and shall in no way define, limit, extend or describe the scope or intent of any provisions of this Agreement. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. In addition, as used in this Agreement, unless otherwise provided to the contrary, (a) all references to days, months or years shall be deemed references to calendar days, months or years or (b) any reference to a “Section,” “Article” or “Exhibit” shall be deemed to refer to a section or article of this Agreement, a Disclosure Schedule or an exhibit attached to this Agreement. Unless the context otherwise requires, the words “hereof,” “herein,” and “hereunder” and words of similar import referring to this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement. The words “include,” “includes,” or “including” shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. Whenever this Agreement refers to an event, occurrence or development that “would reasonably be expected to have” or “would not reasonably be expected to have” a specified effect on the Company or any other Person (including a Material Adverse Effect) a determination as to whether such effect would reasonably be expected to occur shall be made from the viewpoint of a reasonable and objective third party that is experienced in the oil and gas industry, and not from the viewpoint of, or taking into account any special circumstances applicable to, any particular Person (including the Parent).

SECTION 14.16. Waiver of Conflicts. The Parent and the Company agree that, notwithstanding any current or prior representation of the Company by Baker Botts L.L.P. (“Baker Botts”), Baker Botts shall be allowed to represent any Holder, the Holder Representative or any of their respective Affiliates in any matters and disputes related to this Agreement and the transactions contemplated hereby, including the GPA Amendment, even if such matter or dispute is adverse to the Parent, the Company or the Surviving Entity (such representation in any such matter permitted by the foregoing, a “Permitted Representation”). Each of the Parent, Merger Subsidiary and the Company (on behalf of itself and the Surviving Entity) hereby (i) waives any claim that any of them have or may have that Baker Botts has a conflict of interest or is otherwise prohibited from engaging in such Permitted Representation and (ii) agrees that, in the event that a dispute related to a Permitted Representation arises after the Closing between the Parent or the Surviving Entity, on the one hand, and any Holder, the Holder Representative or any of their Affiliates, on the other hand, Baker Botts may represent such Holder, the Holder Representative or Affiliate in such dispute constituting a Permitted Representation even though the interests of such Holder, the Holder Representative or Affiliate may be directly adverse to the Parent or the Surviving Entity and even though Baker Botts may have represented the Company in a matter substantially related to such dispute, or may be handling ongoing matters for the Company at any time prior to the Closing. The Parent and the Company each further agree (on behalf of itself and the Surviving Entity) that any and all documents in Baker Botts’ files relating to this Agreement and the transactions contemplated hereby (including any offers or indications of interest received by the Company in connection therewith) shall be the property of and shall be retained by Baker Botts and shall not be delivered to the Company, the Surviving Entity or the Parent, but all other documents relating to the Company’s assets and arising out of the representation of the Company by Baker Botts, for periods prior to the Closing, shall remain the property of the Company and shall be delivered to Parent and the Surviving Entity at or promptly following the Closing.

SECTION 14.17. Counterparts. This Agreement may be executed in multiple counterparts (delivery of which may be made by facsimile or in portable document format (.pdf)), each of which shall be deemed an original and all of which taken together shall constitute one instrument binding on all the parties, notwithstanding that all the parties are not signatories to the original or the same counterpart.

[signature pages follow]

IN WITNESS WHEREOF, this Agreement has been duly executed as of the date first above written.

HOLDERS:

STONEHENGE ENERGY RESOURCES, L.P.,a Delaware limited partnership

By: 3MG Enterprises, LLC
Its: General Partner

By:	/s/ John H. Rheinheimer
Name:	John H. Rheinheimer
Title:	Manager

R.E. GAS DEVELOPMENT, LLC,a Delaware limited liability company

By:	/s/ Thomas C. Stabley
Name:	Thomas C. Stabley
Title:	Vice President

SUMMIT DISCOVERY RESOURCES II, LLC,a Delaware limited liability company

By: Summit Oil & Gas USA Corporation, its Manager

By:	/s/ Kazuyuki Onose
Name:	Kazuyuki Onose
Title:	President

[Signature Page to Agreement and Plan of Merger]

COMPANY:

KEYSTONE MIDSTREAM SERVICES, LLC, a Delaware limited liability company

By: Stonehenge Energy Resources, L.P..
Its: Manager

By: 3MG Enterprises, LLC
Its: General Partner

By:	/s/ John H. Rheinheimer
Name:	John H. Rheinheimer
Title:	Manager

PARENT:

MARKWEST LIBERTY MIDSTREAM &
RESOURCES, L.L.C., a Delaware limited liability company

By:	/s/ Frank M. Semple
Name:	Frank M. Semple
Title:	Chairman, President & CEO

MERGER SUBSIDIARY:

MARKWEST LIBERTY BLUESTONE, L.L.C., a Delaware limited liability company

By:	/s/ Frank M. Semple
Name:	Frank M. Semple
Title:	Chairman, President & CEO

[Signature Page to Agreement and Plan of Merger]

HOLDER REPRESENTATIVE:

KMS SHAREHOLDER REPRESENTATIVE, LLC

By:	Energy Spectrum Partners V LP,
its manager
By:	Energy Spectrum Capital V LP,
its general partner
By:	Energy Spectrum V LLC,
its general partner

By:	/s/ Peter Augustini
Name:	Peter Augustini
Title:	Partner

[Signature Page to Agreement and Plan of Merger]